UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 15, 2018

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 1. Fundamental Changes

CLOSING OF AGREEMENT WITH PACIFIC SHORE HOLDINGS, INC.

General. On December 15, 2017, Med-X, Inc., a Nevada corporation (the “Company” or “Med-X”), entered into an Agreement of Merger and Plan of Reorganization (“Merger Agreement”) with its affiliate, Pacific Shore Holdings, Inc., a Delaware corporation (“PSH”), pursuant to which PSH agreed to become a substantially wholly owned subsidiary of the Company. On the closing of the merger (the “Merger”), the Company will own in excess of 99.9% of the total issued and outstanding common stock of PSH. Effective on April 15, 2018, Med-X closed its Merger with PSH in accordance with the terms of the Merger Agreement and filed its Certificate of Merger with the Delaware Secretary of State.

The Merger does not result in significant dilution to Med-X shareholders upon its closing. In order to mitigate dilution to existing Med-X shareholders, the Company’s President, Matthew Mills, and PSH are collectively tendering to Med-X for cancellation approximately 55 million outstanding shares of Med-X common stock on the closing. Upon closing of the Merger, the Company issued to Mr. Mills 10,000 shares of newly authorized super-voting Series A Preferred Stock of Med-X, having de minimus economic rights (i.e. no conversion right, no dividend rights, and virtually no liquidation preference), but conferring on him 51% voting control of Med-X. A copy of the Certificate of Merger for the acquisition of PSH by Med-X is attached to this Report as Exhibit 1.1, and a copy of the Certificate of Designation for the Series A Preferred Stock issued to Matthew Mills is attached as Exhibit 3.1 to a prior Report on Form 1-U, dated December 15, 2017, filed by Med-X with the Securities and Exchange Commission on or about that date.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), the Merger becomes effective upon the filing of the DE-Certificate of Merger with the Secretary of State of Delaware in accordance with Section 252 of the Delaware General Corporations Law (“DGCL”).

Under the Merger Agreement, the shares of common stock, par value $0.001 per share, of PSH (the “PSH Common Stock”), owned by the stockholders of PSH (other than shares of PSH Common Stock as to which appraisal rights are perfected pursuant to the applicable provisions of the DGCL and not withdrawn or otherwise forfeited) (the “Stockholders”), will, by virtue of the Merger and without any action on the part of the Stockholders, be converted into the right to receive the number of shares of common stock, par value $0.001 per share, of Med-X (the “Med-X Common Stock”) equal to one share of Med-X Common Stock for every two shares of PSH Common Stock, rounded to the nearest whole number. No fractional shares of Med-X common stock will be issued as a result of the share exchange.

Med-X Common Stock to be issued to the holders of PSH Common Stock in the Merger will not be issued to more than 35 holders of PSH Common Stock who are not “Accredited Investors” as defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended, based on Consent Agreements (as defined in Article IV of the Merger Agreement), Stockholder Questionnaires attached thereto as Exhibit 1, and the historical records of PSH. Med-X will accept up to 35 non-Accredited Investors in the order of the size of their shareholdings in PSH. Non-Accredited Investors in excess of 35 who are holders of PSH Common Stock will be offered appraisal rights in accordance with the DGCL or may elect to retain their shares of PSH Common Stock. Management estimates that there will be approximately 160,000 shares of PSH Common Stock out of a total of approximately 115,000,000 issued and outstanding, that will be held by persons other than Med-X at the closing of the Merger, if all remaining non-Accredited PSH shareholders elect to retain their PSH Common Stock rather than accept appraisal rights at a price of $0.015 per share.

Each share of PSH Common Stock and PSH Series A Preferred Stock held in the treasury of PSH immediately prior to the Effective Time will be cancelled in the Merger and cease to exist. Also, each share of outstanding Series A Preferred Stock of PSH outstanding immediately prior to the Effective Time will be cancelled in the Merger and cease to exist.

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The newly authorized Series A Preferred Stock confers to Mr. Mills no less than 51% voting control of the total issued and outstanding voting stock of Med-X for all matters submitted to a vote of the Med-X shareholders. The newly authorized Series A Preferred Stock of Med-X issued to Mr. Mills has the rights, preferences and privileges expressed in the Certificate of Designation of Med-X for the Series A Preferred Stock. A copy of the Certificate is attached as Exhibit E to the Merger Agreement and as Exhibit 3.1 of the Company’s Report on Form 1-U filed by Med-X with the Securities and Exchange Commission, dated December 15, 2017, which can be viewed on the Securities and Exchange Commission’s website at www.sec.gov.

Business of Pacific Shore. Pacific Shore Holdings, Inc. (“PSH” or “we” or “our” in this section of the Report) is a Delaware corporation which, through its substantially wholly owned subsidiary, Pacific Shore Holdings, Inc., a California corporation formed in January 2008 (hereinafter, “PSH-CA”), is engaged in the business of product development, distribution, and marketing. On September 30, 2010, PSH, which prior to September 30, 2010 was an inactive public shell company without material assets or liabilities, consummated the acquisition of PSH-CA, a privately-held company, through a share exchange (the “Business Combination”). The closing of the Business Combination resulted in PSH-CA’s security holders becoming the controlling security holders of PSH, and PSH-CA becoming a substantially wholly owned subsidiary of PSH. We have a trading symbol, PSHR, for which we may re-apply with FINRA, through a registered broker-dealer firm, to have it re-activated for trading. Our principal shareholder, Chairman and Chief Executive Officer, Matthew Mills, is the President, a director, and a principal shareholder of Med-X.

We manufacture and distribute two all-natural essential oil products owned by us, Nature-Cide® (“Nature-Cide”) and Home Spa Shower Spray (“Home Spa Shower Spray”). Our Nature-Cide products have been tested in various regions across the United States and internationally in such places as Hong Kong and Mumbai, India with positive and efficacious results by multiple pest control companies, by hotel and motel operators, by agricultural personnel against various pests, and by fire department personnel for snake control. Extensive testing by us and an independent third-party laboratory also indicates that our Nature-Cide products kill or deter a wide variety of pests, including but not limited to bed bugs, ants, fleas, ticks, cockroaches, crickets, and stink bugs, while repelling and or deterring various birds, rodents, and reptiles.

After years of research and development, in February 2014, we became a certified and licensed pest control applicator in California for agricultural commercial pest control. In July 2015, we received our pest control business main license and officially launched as a California licensed pest control company in Los Angeles, California. In 2016, we became licensed to maintain landscaping in residential and commercial settings and we expect that we will eventually attempt to obtain our structural applicators license, which will specifically allow us to provide pest control services for both the exterior and interior of structures. Our pest management service is growing and is servicing numerous ranch style and upscale homes and properties in Los Angeles and Ventura Counties.

In early 2014, we began registering our Nature-Cide products with multiple state Environmental Protection Agency (“EPA”) offices around the country. Our Ready to Use Nature-Cide All-Purpose Insecticide, Flea & Tick Insecticide, and Nature-Cide All-Purpose Commercial Concentrate in one and five-gallon containers for indoor and outdoor professional use were our first products to be registered with state EPA offices in 39 states. In 2016, we registered our Nature-Cide Ready to Use Outdoor insecticide as well as our Pest Management Commercial Concentrate in one, five, and 55 gallons for outdoor professional use.

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In March 2015, we entered into an agreement with American Hotel Registry, one of the largest and most established organizations in the hospitality industry, to market and distribute our products, and in November 2015, we were approached by Residex Distribution (“Residex”) to represent our Nature-Cide product line and distribute it to pest control companies in North America. Residex is recognized as a leading pest control distribution company in North America. In approximately six months, Nature-Cide and Residex personnel were able to position Nature-Cide as a recognizable product line in the pest control industry in multiple states, as well as position the brand in social media (i.e. Facebook, Twitter, and LinkedIn) as the newest highly regarded green product in pest control. Residex’s corporate headquarters are in Michigan. Residex has more than 30 distribution centers nationally. In July 2016, Rentokil merged its subsidiary, Target Specialty Products, headquartered in Santa Fe Springs, California and their having 20 distribution centers nationally, with Residex. After the merger, Residex, now known as Target Specialty Products (“Target”), asked us to give a presentation at “Pest World 2016” in October 2016 in Seattle, Washington. After the presentation, Target decided to represent the Nature-Cide product line on a national basis.

In January 2017, the Nature-Cide team was invited to Target’s annual sales meeting which was held in Fort Worth, Texas. During this meeting, Target announced that it will be representing our Nature-Cide product line to its entire 10,000+ customer base. Nature-Cide is showcased as one of two products that will be able to be featured in product presentations by Target in multiple national events, including educational and new technology conferences for the pest control industry. The Company and Target are currently working together daily with sample and information disbursement to Target’s customer base, sample offer hard mailers, and social media marketing to pest control operators and companies nationally.

Because of the positive reception of our Nature-Cide products by Target’s upper management and by multiple customers around the United States, our Nature-Cide product development team decided to conduct a survey of our customers and determined that there is a large demand for unique products that are not currently available for pest control professionals. Recently, Nature-Cide announced a new compressed air 16-ounce all-purpose prototype at Target’s sales conference in Fort Worth, Texas. Due to the overwhelming response at the sales conference, we put the compressed air 16-ounce all-purpose product into production and Target has deployed the product for sale amongst its customers. We are also developing additional products, including compressed air products for Nature-Cide insect repellent, flea and tick, and outdoor insecticide, as well as a new Nature-Cide Granular product for rodent and wet weather insect control. In March 2018, Nature-Cide and Target engaged in a 5-year contract naming Target Specialty Products as the Master Distributor for the Nature-Cide brand. Target Specialty Products receives a 3% fee for sales to other distributors in exchange for use of all of the Target Specialty Products tools within their system, including the ability to market to all of Target’s customer base. In addition, Target Specialty Products will continue to highlight Nature-Cide as a preferred green product and to provide incentives to generate sales as a best effort by Target and its management and staff.

In 2017, we released another new Nature-Cide professional use product, the all-natural Nature-Cide Insecticidal Dust product. This product has been laboratory tested, proving to have a 12-week residual effect, to kill bed bugs, cockroaches, fleas, ticks, and ants. In the future, due to the growing popularity of our products, management is contemplating the release of ready to use products to consumers via retailers once the products are deployed on a commercial basis to pest control, hospitality, janitorial and transportation industries.

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Our Home Spa Shower Spray is a 100% natural essential oil aromatherapy spray that gives any shower or bath a spa-like scent. The Home Spa Shower Spray is available in four different aromas: eucalyptus, tangerine, grapefruit, and lavender. The Home Spa Shower Spray is currently available for purchase on the Internet.

In addition to developing our own products, we also currently own an exclusive worldwide royalty-free license to sell a patented 100% natural therapeutic heating/cooling treatment pack called Thermal-Aid® (“Thermal-Aid”). Thermal-Aid is a microwaveable heat treatment pack that doubles as a cold therapy source to assist with reducing swelling and relieving pain. In a four-month, 96 patient clinical trial, the Thermal-Aid arthritis packs proved to reduce the use of arthritis medications by 20% and it was perceived to have a 35% reduction in pain. During 2014, the entire Thermal-Aid product line, which includes 23 different configurations, became eligible for Flexible Spending Accounts for consumers nationally as well as being eligible for worker compensation reimbursement for patients nationally. Our full line of Thermal-Aid products is currently available through the Cardinal Health Distribution network, which includes but is not limited to FSAStore.com, AssuraMed, and Independence Medical. The entire Thermal-Aid line is also carried by WBC Healthcare Distribution venues, which includes Meyer Chiropractic Distribution, Meyer Physical Therapy, Meyer DC, Milliken Medical and Elivate Fitness. The Cardinal Health distribution network, of which AssuraMed and Independence Medical are a part, now offers all Thermal-Aid products. Our Thermal-Aid Zoo Animals are also available at all California Kroger owned Ralphs Grocery Pharmacy locations as well as Colorado Kroger owned King Soopers locations, Utah Kroger owned City Market locations, and Kroger locations in Georgia which encompasses approximately 376 locations. Cardinal Health carries inventory of Thermal-Aid products in 22 Distribution Centers throughout the United States. This is in addition to various “As Seen on TV” stores, Brookstone, and other retail locations. Thermal-Aid has been seen on the Home Shopping Network and on NBC’s ShopHQ. In addition, we continue to run a Thermal-Aid Zoo line infomercial in a national television campaign in the “As Seen on TV” category. The Kroger chain continues to invite the Thermal-Aid showcasing team to present the Thermal-Aid line up to pharmacists that operate its pharmacy divisions. Cardinal Health has also expressed continued interest in the Thermal-Aid products.

We are selling our products to consumers worldwide via the Internet and through domestic and international distribution channels. We are currently selling Thermal-Aid online through various web properties including but not limited to FSAStore.com, and Amazon. During the fourth quarter of 2012, we fulfilled test orders to provide proof of concept to Costco Wholesale to carry our Thermal-Aid Bears in its physical store locations. During the eight-week testing period prior to the 2012 Holiday season, Costco Wholesale was selling approximately 8,000 to 10,000 units per week without advertising. Thermal-Aid is not currently carried by Costco Wholesale.

PSH has several products in its developmental pipeline focused in the natural products arena that may be offered in the future.

In 2014, we were issued 10,000,000 shares of common stock of Med-X, Inc., an affiliate, in consideration for the granting by us of an exclusive royalty-free worldwide license in perpetuity to Med-X to distribute Nature-Cide products in the Cannabis industry to legal cultivators nationally. Now that the Merger has closed, the license will terminate as it is no longer necessary, since PSH is owned approximately 100% by Med-X.

Our executive offices are located at 8236 Remmet Avenue, Canoga Park, California 91304 and our telephone number is (818) 998-0996. Our assembly, warehousing, and shipping facility is located in an area attached to our executive office facility. Our website address is www.pac-sh.com and our e-mail address is info@pac-sh.com.

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Risks Relating to PSH Business

There is no assurance that the Merger with Pacific Shore Holdings, Inc. (“PSH” or “we” or “our” in this section of the Report) will be economically successful for Med-X. As a substantially wholly owned subsidiary of Med-X, PSH poses risks to Med-X and its shareholders, including but not limited to those described in the following paragraphs:

We have a limited operating history, which could make it difficult to accurately evaluate our business and prospects. PSH-CA, our substantially majority owned subsidiary formed in January 2008, through which we are engaged in the business of developing, manufacturing, marketing and selling branded and non-branded proprietary consumer products utilizing all-natural ingredients for safety and effective performance, has a limited operating history. We cannot assure at this time that we will expand our operations, that we will operate profitably, or that we will have adequate working capital to conduct our business. We believe that our success will depend in large part on the public’s acceptance of our products and our ability to fulfill wholesale and retail purchase orders for Nature-Cide, Thermal-Aid, Home Spa Shower Spray, and other branded and non-branded products in the natural product category. We intend to invest heavily in developing and marketing our products. As a result, we will incur operating losses until we earn sufficient revenue from the sale of our products.

We cannot assure that we will develop additional products in the future. Currently, we have developed only a few products lines, Nature-Cide, Thermal-Aid, and Home Spa Shower Spray, and therefore do not have a diversified portfolio of proprietary products. We cannot assure that we will continue to successfully develop, commercialize or sell any products besides Nature-Cide, Home Spa Shower Spray, and Thermal-Aid, or that we will profitably conduct any other business on a consistent basis. The lack of product diversity could adversely affect our financial condition and operating results and expose investors to a complete loss of their investment in us if Nature-Cide, Home Spa Shower Spray, or Thermal-Aid fails to achieve sufficient sales to maintain us or to enable us to earn a profit.

Customer complaints regarding our products and services could hurt our business. From time to time, we may receive complaints from customers regarding the quality of goods purchased from us. We may in the future receive correspondence from customers requesting reimbursement. Certain dissatisfied customers may threaten legal action against us if no reimbursement is made. We may become subject to product liability lawsuits from customers alleging injury because of a purported defect in our products or services, claiming substantial damages and demanding payments from us. We are in the chain of title when we supply or distribute products, and therefore are subject to the risk of being held legally responsible for them. These claims may not be covered by our insurance policies. Any resulting litigation could be costly for us, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on our business, results of operations, and financial condition. Any negative publicity generated as a result of customer frustration with our products or services, or with our websites, could damage our reputation and diminish the value of our brand name, which could have a material adverse effect on our business, results of operations, and financial condition.

Our ability to protect our intellectual property is uncertain. We have filed several applications with the United States Patent and Trademark Office for service marks and trademarks. While we have been granted several service marks and trademarks, we still have applications pending for other marks. We cannot assure that we will be successful in obtaining the service marks or trademarks, that these applications will not be challenged, that others will not attempt to infringe upon our marks, or that these marks will afford us any protection or competitive advantages. If we are unable to protect our rights to our trademarks or if such marks infringe on the rights of others, our business could be materially adversely affected. In addition to the Thermal-Aid patents licensed to us by our chairman, chief executive officer, and president, we currently have registered our trademark with the United States Patent and Trademark Office related to our natural lip balm products. We cannot assure that we will be successful in obtaining this patent, that this application will not be challenged, that others will not attempt to infringe upon our patent should it be awarded, or that this patent will afford us any protection or competitive advantages.

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Financial projections may be included with this Report and, if so, may prove to be inaccurate. Financial projections concerning our estimated operating results may be included with the Report. Any projections would be based on certain assumptions which could prove to be inaccurate and which would be subject to future conditions, which may be beyond our control, such as general industry conditions. We may experience unanticipated costs, or anticipated revenues may not materialize, resulting in lower operating results than forecasted. We cannot assure that the results illustrated in any financial projections will in fact be realized by us. Any financial projections would be prepared by our management and would not be examined or compiled by independent certified public accountants. Counsel to us has had no participation in the preparation or review of any financial projections prepared by us. Accordingly, neither the independent certified public accountants nor our counsel would be able to provide any level of assurance on them. We cannot assure that we will earn net profits. We cannot assure that we will be able to raise capital in this placement of common stock, or that we will have sufficient capital to fund our business operations. We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us.

We may not be able to successfully compete against companies with substantially greater resources. The health and medical therapy, essential oils, and insecticide industries are intensely competitive and we expect competition to intensify in the future. We are also subject to intense competition from chemical insecticides, as well as other all-natural insect repellents utilizing cedar wood oil, which have been on the market longer than Nature-Cide and which are manufactured and marketed by competitors with more resources and brand recognition than us. We cannot assure that Nature-Cide will compete effectively and experience continuing and growing sales volumes. As a supplier of other products, we compete with several larger and better-known companies that specialize in supplying and distributing a vast array of consumer goods to retailers. We cannot assure that we will continue to obtain supply contracts with Target Specialty Products, Cardinal Health, Kroger pharmacy chains, FSA.com or from any other retailers or distributors. Barriers to entry are relatively low, and current and new competitors can launch new products that compete in the market place. We currently or potentially compete with a number of other companies. We face competition from a number of large health and medical therapy, essential oil, and insecticide brand name manufacturers that have greater financial and managerial resources, more experience in developing products, and greater name recognition than we have.

We may be required to collect sales and other taxes from buyers outside of California. We do not collect sales or other similar taxes with respect to goods sold by us via our website, except for buyers from the State of California. We file quarterly sales tax returns with the State of California. However, other states may seek to impose sales tax collection obligations on out-of-state companies such as us, which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our system could have a material adverse effect on our business, results operations, and financial condition. Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. We cannot assure that this legislation will ultimately be enacted into law or that the final version of this legislation will not contain a limited time period in which such tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, there can be no assurance that the legislation will be renewed at the end of such period. Failure to enact or renew this legislation could allow various states to impose taxes on Internet-based commerce and the imposition of such taxes could have a material adverse effect on our business, results of operations, and financial condition.

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Our business is subject to various government regulations. We are subject to various federal, state and local laws affecting therapeutic medical and insecticide products. The Federal Trade Commission, the Federal Food and Drug Administration and equivalent state agencies regulate advertising and representations made by businesses in the sale of products, which apply to us. We may be required to obtain permits from various states in order to ship certain of our products to those states. We are also subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general.

We are not currently subject to direct federal, state or local regulation, or laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Although sections of the Communications Decency Act of 1996 were held to be unconstitutional by the U.S. Supreme Court, we cannot assure that similar laws will not be proposed and adopted in the future. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws was adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. In addition, numerous states, including the State of California in which our headquarters are located, have regulations regarding the manner in which “wholesalers/retailers” may conduct business and the liability of “wholesalers/retailers” in conducting such business. We cannot assure that any state will not attempt to impose additional regulations upon us in the future or that such imposition will not have a material adverse effect on our business, results of operations, and financial condition.

Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations, and financial condition. In addition, because our services are accessible worldwide, and our facilitates sales of goods to users worldwide, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state or foreign country. We are qualified to do business in one state in the United States and our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes, as well as penalties for the failure to qualify and could result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations, and financial condition.

We cannot assure that we will earn a profit or that our products will be accepted by consumers. Our business is speculative and dependent upon acceptance of Nature-Cide, Thermal-Aid, Home Spa Shower Spray, and our other branded and non-branded products by retail stores and commercial customers and consumers. Our operating performance is also heavily dependent on whether or not we are able to continue to earn a profit on the sale of our products and the products of other manufacturers from which we supply or distribute consumer goods. In our marketing campaigns we rely to a certain extent on celebrity endorsements. Our business could be adversely affected by the loss of those endorsements or by negative publicity in general. We cannot assure as to whether we will be successful or earn any revenue or profit, or that investors will not lose their entire investment.

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We may not have adequate capital to fund our business. We will have limited capital available to us, to the extent that we raise capital from this offering. If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations, and business performance would be materially adversely affected. We cannot assure that we will have adequate capital to conduct our business.

We may incur uninsured losses. Although we maintain modest theft, casualty, liability, and property insurance coverage, along with workmen’s compensation and related insurance, we cannot assure that we will not incur uninsured liabilities and losses as a result of the conduct of our business. In particular, we may incur liability if Nature-Cide, Home Spa Shower Spray, Thermal-Aid, or one of our other products is deemed to have caused a personal injury. Should uninsured losses occur, the holders of our common stock could lose their invested capital.

Like most manufacturers and sellers of consumer goods, and companies that raise capital, we are subject to potential litigation. As a manufacturer and seller of consumer goods, and a company that raises capital, we are exposed to the risk of litigation for a variety of reasons, including product liability lawsuits, employee lawsuits, commercial contract disputes, defects in supplies and products, government investigations and enforcement actions, shareholder and investor lawsuits and other legal proceedings. We cannot assure that future litigation in which we may become involved will not have a material adverse effect on our financial condition, operating results, business performance, and business reputation.

We cannot assure that we will have the resources to repay all of our liabilities in the future. We have liabilities and may in the future have other liabilities to affiliated or unaffiliated lenders. These liabilities represent fixed costs, which are required to be paid regardless of the level of business or profitability experienced by us. We cannot assure that we will not incur debt in the future, that we will have sufficient funds to repay our indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business. We often utilize purchase order financing from third party lenders when we are supplying or distributing consumer goods, which increases our costs and the risks that we may incur a default, which would harm its business reputation and financial condition. We cannot assure that we will be able to pay all of our liabilities, or that we will not experience a default on our indebtedness.

We may incur cost overruns in the development, manufacture, and distribution of our various products. We may incur substantial cost overruns in the development, manufacture, and distribution of Nature-Cide, Home Spa Shower Spray, Thermal-Aid, and other products. Management is not obligated to contribute capital to us. Unanticipated costs may force us to obtain additional capital or financing from other sources, or may cause us to lose our entire investment in us if we are unable to obtain the additional funds necessary to implement our business plan. We cannot assure that we will be able to obtain sufficient capital to successfully continue to implement our business plan. If a greater investment is required in the business because of cost overruns, the probability of earning a profit or a return of the Shareholders’ investment in us is diminished.

If we are unable to pay for material and services timely, we could be subject to liens. If we fail to pay for materials and services for our business on a timely basis, our assets could be subject to material men’s and workmen’s liens. We may also be subject to bank liens in the event that we default on loans from banks, if any.

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Directors and officers have limited liability. Our bylaws provide that we will indemnify and hold harmless our officers and directors against claims arising from our activities, to the maximum extent permitted by Delaware and, in the case of PSH-CA, California law. If we were called upon to perform under our indemnification agreement, then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy. Our success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers or directors would have a material adverse impact on us. We will generally be dependent upon Matthew Mills for the direction, management and daily supervision of our operations. See “MANAGEMENT.”

If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively. Our performance will be largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of Pacific Shore. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

The consideration being paid to our management was not based on arm’s length negotiation. The common stock and cash consideration paid or being paid by us to our management have not been determined based on arm’s length negotiation. While management believes that the consideration is fair for the work being performed, we cannot assure that the consideration to management reflects the true market value of its services.

Our executive officers’ participation in other entities could create conflicts of interest. The relationship of management to us will create conflicts of interest. Certain of our executive officers and directors, including Matthew Mills and Ronald J. Tchorzewski, our Chief Executive Officer and Chief Financial Officer, respectively, are also officers and directors of Med-X, Inc., with which we have a license agreement and in which we own shares. Our license agreement with Med-X, Inc. is not an arms-length agreement and enforcement of it, if necessary, would create additional conflicts of interest for management since they would be on both sides of the transaction. Management’s compensation from us has not been determined pursuant to arm’s-length negotiation. Med-X and PSH have many of the same directors.

We only have two independent directors. Currently, the members of our board of directors are Matthew Mills, Jennifer Mills, Dr. David E. Toomey, Ronald J. Tchorzewski, Dr. Allan Kurtz, and Fred Dashiell, Jr. Only Dr. Allan Kurtz and Fred Dashiell, Jr. are considered “independent directors,” as defined under Financial Industry Regulatory Authority, Inc. (“FINRA”) listing standards and Nasdaq Marketplace Rules. Currently we have an Audit Committee of the board of directors, which is chaired by Fred Dashiell, Jr. We do not have any other committees of the board of directors. A majority of persons on our board of directors are not considered to be independent directors, and, when voting in concert, can make decisions for the whole board of directors.

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Our bylaws may be amended by our board and our articles and bylaws may be amended by a majority vote of our shareholders. Under the Delaware Corporations Law, a corporation’s certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding shares of each class entitled to vote as a class, unless the certificate requires the vote of a larger percentage of shares. Our Certificate of Incorporation, as amended, does not require the vote of a larger percentage of shares. As permitted under the Delaware Corporations Law, our bylaws give our board of directors the power to adopt, amend, or repeal our bylaws. Our shareholders entitled to vote have concurrent power to adopt, amend, or repeal our bylaws.

We cannot assure that we will pay dividends. We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our common stock. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

Executive Officers and Directors of PSH

The table below sets forth the directors and executive officers of Pacific Shore Holdings, Inc. (“Pacific Shore,” “we,” or “our” in this section of the Report) as of the date of this Report.

Name	Age	Position

Matthew A. Mills	53	Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Vice President of Marketing, Vice President of Business Development, and Director of Investor Relations

Ronald J. Tchorzewski	67	Director, Chief Financial Officer, Executive Vice President, and Director of Procurement

Dr. David E. Toomey	53	Director and Executive Vice President

Jennifer J. Mills	47	Director, Corporate Secretary, Executive Vice President, Director of Human Resources, and Director of Quality Control and Project Design

Dr. Allan Kurtz	61	Director

Fred Dashiell, Jr.	76	Director

Matthew A. Mills has been our Chairman of the Board, Chief Executive Officer, and President since inception. He has been our Vice President of Marketing, Vice President of Business Development, and Director of Investor Relations of the Company since July 1, 2015. He has been the Chairman of the Board, Chief Executive Officer and President of PSH-CA since its inception in January 2008. He was the Corporate Secretary of PSH-CA from inception until March 2009 and the Chief Financial Officer of PSH-CA from inception to June 2010. Mr. Mills has been the President, Chief Operating Officer and Chairman of Med-X, Inc., a development stage company and affiliate of Pacific Shore, since its inception in February 2014. From July 2001 to June 2003, Mr. Mills was also the Chief Operating Officer of Bidz.com Inc., an online auction company (“Bidz”). He began working for Bidz in 1998 where his responsibilities included operations, banking, marketing, investor relations, public relations, and business development. In January 2002, Mr. Mills was promoted to the position of Investor Relations Director of Bidz. From March 2001 to January 2002, Mr. Mills was the Vice President of Marketing for Bidz and was responsible for managing all areas of marketing for Bidz. From December 1995 to August 1998, Mr. Mills was a regional manager for Ford Motor Company in Los Angeles, California, where he was responsible for financing documentation, customer service and returned vehicle processing. From November 1993 to November 1995, he owned and operated Imports Plus, a private company that imported floral products from Mexico to Los Angeles, California. From June 1987 to September 1993, Mr. Mills was a wholesale auction manager for Sports Cars West Ltd. located in Reseda and Oceanside, California. Mr. Mills attended the University of Arizona from January 1983 until June 1986, where he concentrated in Psychology and Economics.

11

Ronald J. Tchorzewski has been a director and Chief Financial Officer of Pacific Shore since January 2011. He has been an Executive Vice President and Director of Procurement of the Company since July 1, 2015 . He has also been the Chief Financial Officer of PSH-CA since June 2010. Mr. Tchorzewski has over forty years of experience in financial accounting and reporting. Mr. Tchorzewski has been the Chief Financial Officer and a director of Med-X, Inc. since its inception in February 2014. He is currently the owner of CFO Consultancy in Escondido, California. Founded by Mr. Tchorzewski in 2009, CFO Consultancy is an independent consulting service providing chief financial officer level support, including business plan development, capital raising advice, and day-to-day accounting services to start-up and developmental stage companies. From 2008 to 2009, Mr. Tchorzewski was the chief financial officer and corporate controller of TV Magic, Inc., a full service technology company encompassing all aspects of systems design, engineering, procurement of equipment and materials, installation, testing, and maintenance of broadcast quality television, and audio visual installations located in San Diego, California. From 2005 to 2008, he was the chief financial officer and corporate controller of Framemax, Inc., a light gauge steel prefabricated panelized wall systems manufacturer and installer located in Poway, California. From 2003 to 2005, he was the chief financial officer and corporate controller of Skyriver Communications, Inc., a high speed wireless broadband internet access and Wi-Fi solution provider located in San Diego, California. From 1999 to 2001 he was chief financial officer for Internet Appliance and iPolicy Networks that were startups in the Internet space. From 1996 to 1999 he was chief financial officer for SoloPoint, a consumer telephonic device company that was a publicly traded company. From 1993 to 1996 he was chief financial officer for ULTRADATA Corporation, a financial services software company that he managed through an IPO. From 1987 to 1993 he was Vice President and Corporate Controller for Cadence Design Systems, a public company that is a world leader in Electronic Design Automation software. Mr. Tchorzewski holds a master’s degree in business administration (finance) and a Bachelor of Science degree in business administration (accounting) from Seton Hall University.

Dr. David E. Toomey has been a director of Pacific Shore since December 2007 and was our Chief Executive Officer, President, and Corporate Secretary from December 2007 to January 2011 and our Chief Financial Officer from February 2008 to January 2011. He has also been a director of PSH-CA since January 2009 and Executive Vice President of PSH-CA since January 2008. Dr. Toomey has been the Chief Executive Officer and a director of Med-X, Inc. since its inception in February 2014. Dr. Toomey has been a board-certified family physician specializing in geriatric and hospice care for more than 25 years. He served on the Physician Consultant Board of Aetna-US Healthcare, where he was responsible for developing physician practice guidelines, and he has been a consultant to numerous international pharmaceutical companies. He is currently the President of Toomey & Toomey Medical Group and serves as medical director for a large hospice organization. Dr. Toomey received his medical degree from the Philadelphia College of Osteopathic Medicine in 1991 and completed a rotating internship and a residency in family medicine at the Community Hospital of Lancaster, in Lancaster, Pennsylvania in 1994. He is a long-time member of the American Osteopathic Association.

Jennifer J. Mills has been a director and Corporate Secretary of Pacific Shore since January 2011. She was also our Corporate Secretary from April 2007 to December 2007. She has been an Executive Vice President, Director of Human Resources, and Director of Quality Control and Product Design of the Company since July 1, 2015 . She was a director of PSH-CA from January 2009 to May 2012 and has been the Corporate Secretary of PSH-CA since March 2009. Mrs. Mills has been the Executive Vice President, Corporate Secretary and a director of Med-X, Inc. since its inception in February 2014. From September 1993 to November 2000, Mrs. Mills worked for McNutt & Taylor, CPAs as a bookkeeper. Her duties included handling accounts payable, accounts receivable, and payroll, reconciling financial and bank statements, preparing month-to-date, quarter-to-date, and year-to-date financial reports, and corresponding with clientele. From June 1992 to September 1993, Mrs. Mills was a member of the accounting department for South Pacific Rehab Services (“SPRS”) in Encino, California. Her responsibilities at SPRS included assisting the Vice President, handling accounts payable, accounts receivable, and payroll and corresponding with therapists and rehab facilities. From March 1990 to June 1992, Mrs. Mills was the office manager of Park Place Management, where she was in charge of all rental agreements, accounts payable, accounts receivable, and payroll. Mrs. Mills received her bachelor degree in liberal studies with an emphasis in mathematics from California State University, Northridge in 1994. Jennifer Mills is the wife of Matthew Mills.

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Dr. Allan Kurtz has been a director of Pacific Shore since January 2011. Dr. Kurtz is board certified in internal medicine and has owned and operated Allan Kurtz, a Professional Medical Corporation, since 1986. Dr. Kurtz received his Osteopathic medical degree from the College of Health Sciences in Des Moines, Iowa in 1980 and completed a rotating internship and an internal residency at Botsford General Hospital in Farmington Hills, Michigan in 1984. Since 1986, Dr. Kurtz has been the Medical Director of Warner Medical Center and the California Center of Longevity Medicine. He is also a long time member of the American Osteopathic College of Internal Medicine.

Fred Dashiell, Jr. has been a director of Pacific Shore since June 2011 and the chairman of the Company’s Audit Committee since its formation in 2012. Mr. Dashiell has been an adjunct professor at Chapman University in Orange, California since 2010 and a visiting scholar at the University of California at Los Angeles in Los Angeles, California since 2007. From 2000 to 2009, he was a senior computer scientist at MindBox, Inc., a software technology company located in Greenbrae, California. From 1995 to 2000, Mr. Dashiell was a computer scientist at Brightware, Inc., an artificial intelligence company located in Novato, California. From 1984 to 1995, Mr. Dashiell worked and consulted for Inference Corporation, a software technology company. From 1981 to 1984, he was a principal member of the technical staff of Citicorp, Transaction Technology, Inc. From 1977 to 1981, Mr. Dashiell was a senior research scientist with R and D Associates. From 1975 to 1977, Mr. Dashiell was a Bateman Research Instructor in mathematics at the California Institute of Technology. From 1973 to 1975, he was an adjunct assistant professor in mathematics at the University of California at Los Angeles in Los Angeles, California. Mr. Dashiell received a Bachelor of Science degree in physics from the University of North Carolina at Chapel Hill in 1963 and a Ph.D. in mathematics from the University of California at Berkeley in 1973.

Executive Officers and Directors of PSH-CA

The table below sets forth the directors and executive officers of PSH-CA as of the date of this Report.

Matthew A. Mills	53	Chairman of the Board, Chief Executive Officer, and President

Ronald J. Tchorzewski	67	Chief Financial Officer

Jennifer J. Mills	47	Corporate Secretary

Dr. Allan Kurtz	61	Director

Fred Dashiell, Jr.	76	Director

Kris Thabit	51	Director

13

Matthew A. Mills has been the Chairman of the Board, Chief Executive Officer, and President of PSH-CA since its inception in January 2008. See resume of Matthew A. Mills under “Executive Officers and Directors of Pacific Shore.”

Ronald J. Tchorzewski has been the Chief Financial Officer of PSH-CA since June 15, 2010. See resume of Ronald J. Tchorzewski under “Executive Officers and Directors of Pacific Shore.”

Jennifer J. Mills has been the Corporate Secretary of PSH-CA since March 2009 and was a director of PSH-CA from April 2008 to May 2012. See resume of Jennifer J. Mills under “Executive Officers and Directors of Pacific Shore.”

Dr. Allan Kurtz has been a director of PSH-CA since May 2012. See resume of Dr. Allan Kurtz under “Executive Officers and Directors of Pacific Shore.”

Fred Dashiell, Jr. has been a director of PSH-CA since May 2012. See resume of Fred Dashiell, Jr. under “Executive Officers and Directors of Pacific Shore.”

Kris Thabit has been a director of PSH-CA since May 2012. In October 2009, Mr. Thabit founded Flavor 4 U, LLC, a food and beverage company. Flavor 4 U created, manufactured, marketed and now sells a product that can best be described as liquid “Crystal Light.” Flavor 4U also sells an unflavored liquid energy product. In October 2006, Mr. Thabit founded Red Viking Insurance Company, a California admitted property and casualty insurance company dedicated to insuring risks of the financial services industry. He is also a California licensed fire and casualty broker-agent. Prior to founding Red Viking Insurance Company, Mr. Thabit founded American Airports Corporation, now the largest airport management company in the United States. He served as the president and a director of American Airports Corporation from April 1997 to September 2006. He continues to be a shareholder of the company. Mr. Thabit engineered American Airports Corporation’s first transaction, the purchase of contracts to operate seven airports from COMARCO Inc. Prior to founding American Airports Corporation, he worked at American Golf Corporation from 1993 to 1997. Mr. Thabit is the treasurer and a board member of Oaks Christian School. He managed the development and creation of Oaks Christian School, a non-profit school located in Westlake Village, California. He also serves as the chairman of its finance committee. He is a founding investor of Activate Drinks, a nationally distributed functional beverage company, which recently received second round funding from international conglomerate Tata Global Beverages. From 1997 to 2006, Mr. Thabit was the president of Supermarine of Santa Monica, a fixed based operator that provides aircraft fueling services and hangar rentals at the Santa Monica Airport. He attended Harvard University, where he graduated with a Bachelor of Arts degree in economics in 1988.

14

Executive Compensation

During PSH-CA’s fiscal year ending December 31, 2017, PSH-CA paid the following annual salaries to its executive officers:

Name	Position	Annual Salary

Matthew Mills	Chief Executive Officer, Vice	$200,000(1)
President of Marketing, Vice
President of Business Development,
and Director of Investor Relations

Ronald Tchorzewski	Chief Financial Officer, Executive	$150,000
Vice President, and Director of
Procurement

Jennifer Mills	Corporate Secretary, Executive	$165,600(2)
Vice President, Director of
Human Resources, and Director of
Quality Control and Product Design

_____________

(1)	Mr. Mills also received a car allowance and other non-cash compensation for approximately $26,000 during the fiscal year ending December 31, 2017.

(2)	Ms. Mills also received car allowance and other non-cash compensation for approximately $4,000 during the fiscal year ending December 31, 2017.

Our directors and executive officers are also reimbursed for their business expenses. We expect to pay employee compensation in the form of salary, bonus and benefits to other executive officers who may be hired during the fiscal year ending December 31, 2018, in amounts to be determined. The employment compensation for certain executive officers may include automobile and housing allowances.

Employment Agreements

We have not entered into any employment agreements with our executive officers or other employees to date. We may enter into employment agreements with them in the future.

Board of Directors

Our board of directors currently consists of seven directors. Only two of our directors are “independent” as defined in Rule 4200 of FINRA’s listing standards. We plan to appoint additional independent directors to our board of directors in the future, to serve on our planned committees.

15

Committees of the Board of Directors

We have established an audit committee and plan to establish compensation committee and a nominating and governance committee. Until such committees are established, matters otherwise addressed by such committees will be acted upon by the majority of independent directors. The following is a brief description of our contemplated committees.

Audit Committee. We have established an audit committee consisting of members considered to be independent as defined in Rule 4200 of FINRA’s listing standards and who meet the applicable FINRA listing standards for designation as an “Audit Committee Financial Expert.” Currently the sole member of the Company’s Audit Committee is Fred Dashiell, Jr., who serves as the chairman of that committee. Our board of directors also plans to adopt a written charter of the audit committee. The functions of the audit committee will include:

•	meeting with management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	engaging and pre-approving audit and non-audit services to be rendered by our independent auditors;

•	recommending to the board of directors the engagement of our independent auditors and oversight of the work of the independent auditors;

•	reviewing our financial statements and periodic reports and discussing the statements and reports with management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

•	establishing procedures for the receipt, retention and treatment of complaints received by our regarding accounting, internal accounting controls and auditing matters; and

•	administering and discussing with management and our independent auditors our code of ethics.

Compensation Committee. We plan to establish a compensation committee. The functions of the compensation committee will include:

•	reviewing and, as it deems appropriate, recommending to the board of directors, policies, practices and procedures relating to the compensation of our directors and executive officers and the establishment and administration of certain employee benefit plans;

•	exercising authority under certain employee benefit plans; and

•	reviewing and approving executive officer and director indemnification and insurance matters.

Corporate Governance and Nominating Committee. We plan to establish a corporate governance and nominating committee. The functions of the corporate governance and nominating committee will include:

•	developing and recommending to the board of directors our corporate governance guidelines;

•	overseeing the evaluation of the board of directors;

•	identifying qualified candidates to become members of the board of directors;

•	selecting nominees for election of directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected); and

•	selecting candidates to fill vacancies on the board of directors.

16

Director Compensation

We currently do not pay our directors any compensation for their services as board members. In the future, we plan to pay our non-employee directors $100.00 per board meeting attended in person or telephonically. In addition, we plan to compensate members of our board committees as follows: (i) each independent member of the audit committee will receive $100.00 per meeting and (ii) each independent member of the compensation and governance committee will receive $100.00 per meeting. Our compensation policy for directors may change in the future.

Limitation of Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We intend to enter into separate indemnification agreements with its directors and officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will provide that we will indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Amendment of Certificate of Incorporation and Bylaws

Under the Delaware law, a corporation’s certificate of incorporation can be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. Our Certificate of Incorporation, as amended, does not require a larger percentage affirmative vote. As is permitted by Delaware law, our bylaws give our board of directors the power to adopt, amend or repeal our bylaws. Our shareholders entitled to vote have concurrent power to adopt, amend or repeal our bylaws.

17

Financial Statements and Pro Forma Financial Statements of MED-X and PSH

The financial statements of Med-X, Inc. and PSH-DE as of and for the twelve months ended December 31, 2016 and 2017 on the following pages have been audited by our independent certified public accounting firm, MJF & Associates, APC. The Unaudited Pro Forma financial statements included on the following pages have been prepared by management.

Item 3. Material Modification to Rights of Security Holders

In accordance with the Merger Agreement and the closing of the Merger of Med-X, Inc. with its affiliate, Pacific Shore Holdings, Inc., pursuant to which Med-X acquired approximately 100% of the total issued and outstanding common stock of Pacific Shore Holdings, Inc., Med-X, Inc. issued to Matthew Mills, its President and a director of Med-X, Inc. and the Chairman and Chief Executive Officer of Pacific Shore Holdings, Inc., 10,000 shares of the Company’s newly authorized Series A Preferred Stock. The Series A Preferred Stock confers upon Mr. Mills 51% voting power over all matters submitted to a vote of the shareholders of Med-X, Inc. until the shares are redeemed or cancelled in accordance with their terms. The Series A Preferred Stock has de minimus economic rights, with no voting rights, no dividend rights, an insignificant liquidation preference, and no conversion rights into common stock or any other type of equity.

A copy of the Certificate of Designation for the Series A Preferred Stock, which has been filed by the Company with the Delaware Secretary of State, is available to view on the Delaware Secretary of State website or as a copy attached to the Company’s Report on Form 1-U, dated December 15, 2017, filed by Med-X, Inc. with the Securities and Exchange Commission on or about that date, as Exhibit 3.1.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of risks and other factors.

Item 9. Exhibits

Exhibit Number	Description

1.1	Certificate of Merger for Med-X, Inc. and Pacific Shore Holdings, Inc., dated April 15, 2018.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: April 15, 2018	By:	/s/ Matthew Mills
Matthew Mills, President

19

MED-X, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders and the Board of Directors of Med-X, Inc.

Opinion on the financial statements

We audited the accompanying balance sheets of Med-X, Inc. (“the Company”) as of December 31, 2017 and 2016, and the related statements of operations, stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2017 and the related notes (collectively referred to as “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 11 to the financial statements, the entity has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have served as the Company’s auditor since 2015.

Los Angeles, California

April 4, 2018

515 S. Flower Street, Suite 3600, Los Angeles, CA 90071 Telephone: (213) 626-2701 Fax: (866) 510-6726

Los Angeles • San Diego • San Francisco • Dallas • New York

21

MED-X, INC.
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS
Current Assets
Cash and equivalents	$150,255	$88,795
Accounts receivable	755	755
Restricted Cash	12,241	55,726
Inventory	6,337	6,998
Total Current Assets	169,588	152,274

Property and Equipment, Net	187,313	274,923

TOTAL ASSETS	$356,901	$427,197

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$108,392	$70,992
Accrued liabilities	-	3,100
Short-term loan payable	207,000	80,000
Deferred revenue	3,735	4,530
Accrued vacation	-	5,924
Total Current Liabilities	319,127	164,546

Total Liabilities	319,127	164,546

Stockholders' Equity
Common stock (par value of $.001; 300,000,000 shares authorized;
(95,060,491 and 94,404,430 shares issued and outstanding)	95,060	94,404
Preferred stock (par value of $.001; 5,000,000 shares authorized;
(No shares issued and outstanding)	-	-
Additional paid in capital	2,689,788	2,179,070
Accumulated Deficit	(2,747,074)	(2,010,823)
Total Stockholders' Equity	37,774	262,651

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$356,901	$427,197

The accompanying notes are an integral part of these financial statements

22

MED-X, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMEBER 31, 2017 AND 2016

	2017	2016

Sales	$27,269	$16,255
Cost of Goods Sold	7,752	2,274
Gross Profit	19,517	13,981

Selling General and Administrative Expenses

Selling & Marketing	214,000	688,073
Research & Development	-	300
Personnel & Outside Services	216,797	393,159
Non-cash Compensation	150,362	351,553
General and Administrative	174,609	173,357
Total Operating Expenses	755,768	1,606,442

Net Loss	$(736,251)	$(1,592,461)

Loss per Share	$(0.01)	$(0.02)
Basic and diluted
Weighted Average Shares Outstanding	94,526,767	93,482,461

The accompanying notes are an integral part of these financial statements

23

MED-X, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Common	Common	Additional Paid in	Accumulated	Total
	Shares	Stock	Capital	(Deficit)	Equity

Balance at December 31, 2015	92,394,850	$92,395	$738,439	$(418,362)	$412,472

Shares issued for cash	2,009,580	$2,010	$1,203,738	-	$1,205,748

Offering Costs	-	$-	$(115,397)	$-	$(115,397)

Stock Option Non-Cash Compensation	-	$-	$351,553	-	$351,553

Fair value of rental from shareholder	-	$-	$736	-	$736

Net Loss	-	-	-	$(1,592,461)	$(1,592,461)

Balance at December 31, 2016	94,404,430	$94,404	$2,179,070	$(2,010,823)	$262,651

Shares issued for cash	656,061	$656	$390,532	-	$391,188

Offering Costs	-	$-	$(30,912)	$-	$(30,912)

Stock Option Non-Cash Compensation	-	$-	$150,362	-	$150,362

Fair value of rental from shareholder	-	$-	$736	-	$736

Net Loss	-	-	-	$(736,251)	$(736,251)

Balance at December 31, 2017	95,060,491	$95,060	$2,689,788	$(2,747,074)	$37,774

The accompanying notes are an integral part of these financial statements

24

MED-X, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016

Net loss	$(736,251)	$(1,592,461)
Adjustment to net loss:
Stock Option Grant	150,362	351,553
Depreciation and amortization	87,610	72,060
Fair value of rent borne by shareholder	736	736
Changes in operating assests and liabilities:
Accounts receivable	-	(555)
Inventory	661	(6,998)
Prepaid expenses	-	-
Accounts payable	37,399	45,698
Deferred Revenue	(795)	4,530
Accrued liabilities	(9,024)	3,824
Net cash (used in) operating activities	(469,302)	(1,121,613)

Cash flows from investing activities:
Deposits for equipment purchase	-	-
Purchase of property and equipment	-	(160,226)
Net cash (used in) investing activities	-	(160,226)

Cash flows from financing activities:
Common stock issued for cash net of offering costs	360,277	1,090,352
Restricted Cash	43,485	(55,726)
Proceeds from note payable-related party	173,500	110,000
Repayments of note payable-related party	(46,500)	(30,000)
Net cash provided by financing activities	530,762	1,114,626

Net increase/(decrease) in cash and equivalents	61,460	(167,213)

Cash and equivalents at beginning of year	88,795	256,008

Cash and cash equivalents at end of year	$150,255	$88,795

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	-
Cash paid during the year for:
Income Tax	$800	$800
Interest	$-	$-

The accompanying notes are an integral part of these financial statements

25

Med-X, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

NOTE 1 - Nature of Operations

Organization and Description of Business

Med-X, Inc. was incorporated in the State of Nevada on February 24, 2014. The Company is engaged in the business of product development, distribution, and marketing for the “Green Scene” natural products which will be expanded if we close our pending merger with our affiliate, Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”). The Company and PSH developed a series of proprietary natural and “green” branded products under division names Nature-Cide®, Thermal-Aid®, Home Spa™ and Maliblu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries such as professional pest control, sanitation, hospitality, transportation and agriculture, including Cannabis cultivation. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for various ailments suffered by adults, children and animals. Nature-Cide® and Thermal-Aid® brands are distributed through ecommerce platforms as well as by national distribution firms in the United States, with international capability. Home Spa Shower Sprays are an essential oil based product distributed through ecommerce platforms. Maliblu Brands are all-natural essential oils, including Hemp and CBD oil products, designed to treat a variety of ailments and are still in the development stage. The Company also operates the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes sophisticated Cannabis media content to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and publishes a daily news video through social and news applications. Med-X also plans to cultivate high quality custom-bred Cannabis primarily for sale for medicinal use to treat aliments or their symptoms such as pain, sleep deprivation, appetite disorders, and neurological conditions. As these core businesses evolve, we will seek to develop and monetize (i) techniques for the recognition and extraction of Cannabis compounds for the medical industry, and (ii) a cost-effective pharmacy automation system for the pharmaceutical and Cannabis industries.

NOTE 2 - Summary of Significant Accounting Policies

Principles of Reporting

This summary of significant accounting policies of Med-X, Inc. is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management which is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

26

Med-X, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowance for doubtful accounts, inventory valuation, the useful lives and recoverability of long-lived assets, stock-based compensation and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 605 “Revenue Recognition in Financial Statements” which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

The Company had no returns during 2017 or 2016.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts that are not subject to withdrawal restrictions or penalties, and certificates of deposit with original maturities of 90 days or less to be cash equivalents. There were no cash equivalents at December 31, 2017 or 2016.

Inventory

Inventory consists mainly of finished goods which are to be valued at the lower of cost or market method.

27

Med-X, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

Property and Equipment

At December 31, 2017 and 2016, property and equipment consists of software, laboratory building improvements on leased land and related furniture and equipment and are stated at cost. The Company depreciates the cost of property and equipment using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Years
Software and Website	5
Furniture and Equipment	3
Building Improvements	Lease term

Expenditures for maintenance and repairs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock are recorded as contra equity and deducted from the capital raised.

Impairment of Long Lived Assets

FASB ASC Topic 360, “Property, Plant, and Equipment,” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. The Company did not require any impairment to long-lived assets as of December 31, 2017 or 2016.

28

Med-X, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

Fair Value of Financial Instruments

The Company follows FASB ASC Topic 820, “Fair Value Measurements and Disclosures” related to the accounting for financial assets and financial liabilities and items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually. This standard provides a single definition of fair value and a common framework for measuring fair value as well as new disclosure requirements for fair value measurements used in financial statements. Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs, and are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure fair value, the Company would use the most advantageous market, which is the market that the Company would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a fair value measurement.

The Company follows the FASB issued amendments to the accounting standards related to the measurement of liabilities that are routinely recognized or disclosed at fair value. This standard clarifies how a company should measure the fair value of liabilities, and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. The fair value accounting standard creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Company did not have any assets or liabilities to measure at fair value as of December 31, 2017 and 2016.

Stock Based Compensation

The Company records stock-based compensation as an expense net of the estimated impact of forfeited awards. As such, the Company recognizes stock-based compensation cost only for those stock-based awards that are estimated to vest over their requisite service period, based on the vesting provisions of the individual grants. The cumulative effect on current and prior periods of a change in the estimated forfeiture rate is recognized as compensation cost in earnings in the period of the revision.

29

Med-X, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

Accounts Receivable

All accounts receivables are trade related. According to the Company’s management’s evaluation, there was no need for an allowance for doubtful accounts as of December 31, 2017 or 2016.

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis.

Restricted Cash

The Company has funds held in escrow by an Escrow Agent received from the Company’s Regulation A+ Offering. As of December 31, 2017, the Company had $12,241. These funds are being held by the Escrow Agent and fluctuate based upon investment disbursements received from the Regulation A+ Offering.

Basic and Diluted Net Loss Per Share

Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were no dilutive securities during the years ended December 31, 2017 or 2016.

Recent Accounting Pronouncements

In January 2017, the FASB issued an Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied prospectively on or after the effective date. The Company is in the process of evaluating the impact of this accounting standard update.

30

Med-X, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of adopting this standard on its financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires restricted cash to be presented with cash and cash equivalents on the statement of cash flows and disclosure of how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. ASU 2016-18 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statement.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. ASU 2016-09, which amends several aspects of accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, and classification in the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016, with early adoption permitted. The adoption of this accounting standard update does not have a significant impact on the Company’s financial statements.

31

Med-X, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the SEC did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

NOTE 3 – Property and Equipment

Property and equipment are summarized by major classifications as follows as of December 31, 2017 and 2016:

	2017	2016
Buildings & improvements	$158,065	$158,065
Furniture & equipment	80,722	80,722
Software	140,000	140,000
	378,787	378,787
Less: Accumulated depreciation	191,474	103,864
	$187,313	$274,923

NOTE 4 – Income Taxes

The provision (benefit) for income taxes consists of the following components for 2017 and 2016:

	2017	2016
Current	$-0-	$-0-
Deferred	-0-	-0-
	$-0-	$-0-

The effective income tax rate for the years ended December 31, 2017 and 2016 consisted of the following:

	2017	2016
Federal statutory income tax rate	(35.00)%	(35.00)%
State income taxes-net	(5.75)%	(5.75)%
Valuation allowance	40.75%	40.75%
Permanent difference	0.00%	0.00%
Net effective income tax rate	0.00%	0.00%

32

Med-X, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

The Company’s total deferred tax asset, deferred tax liabilities, and deferred tax asset valuation allowance as of December 31, 2017 and 2016 were as follows:

	2017	2016
Net operating loss carryforward	$600,538	$676,152
Less: valuation allowance	(600,538)	(676,152)

Net Deferred tax assets	-	-

The deferred tax asset was based upon a net operating loss carryforward of approximately $2,245,000 and $1,659,000 as of December 31, 2017 and 2016. Realization of the future tax benefits related to the deferred tax asset is dependent upon many factors, including the Company’s ability to generate future taxable income. Due to the uncertainty of future earnings, management is unable to predict whether the deferred tax asset will be realized and, accordingly, has recorded a full valuation allowance against this asset. The Company has 20 years in which to utilize its net operating loss carryforward. The loss carryforward will begin to expire in 2034. The decrease in the gross deferred tax asset and the related valuation allowance in 2017 is due to the reduction in corporate income tax rate enacted in December 18, 2017 effective January 1, 2018.

The federal and state income tax returns of the Company for 2017 and 2016 are subject to examination by the Internal Revenue Service, generally for three years and State Franchise Tax Board for four years after they were filed. The Company’s tax returns for the period from inception (February 24, 2014) to December 31, 2016 are open for assessment.

The Company had no uncertain tax positions at December 31, 2017 or 2016.

NOTE 5 – Lease and Commitments

The Company conducts its operations from facilities located in Canoga Park, California. Currently the Company has an agreement with one of its affiliates, Pacific Shore Holdings, Inc., whereby the Company utilizes minimal space for Administrative purposes. Pacific Shore does not charge a monthly lease fee to the Company as Pacific Shore received 10,000,000 shares of common stock for a cash infusion of $10,000 in addition to forgiveness of lease commitment and other expenses. The shares were issued in 2014 and recorded at par value because the Company had no operations and had insignificant assets.

The Company also has entered into a five year lease for approximately 600 square feet of land from one of its Executives on which the Company constructed its own test facility. The Company’s cost for the use of the land is that it pays the utilities related to the property. The Company has accounted for the fair value of the rent separately in these financial statements (See Note 6 below).

33

Med-X, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

NOTE 6 – Related Party Transactions

The Company, as disclosed in Note 5 – Leases and Commitments, leases approximately 600 square feet of land from one of its Executives. The fair market value of the lease was $736 per year which was expensed during 2017 and $736 during 2016. In addition, the Company is provided use of minimal administrative office space at the offices of an affiliate, Pacific Shore Holdings, Inc. Mark Richardson of the law firm Richardson & Associates, a director and shareholder of the Company, provides legal services related to SEC activities to the Company at no charge. The Company incurred legal expenses paid to Richardson & Associates of $2,719 and incurred additional legal expenses of $18,634 in 2017 for legal services provided. In addition, Mr. Richardson received Founder’s shares in the Company, which had no value as the Company did not have any assets or operations at the time the shares were issued.

During 2016 the Company borrowed from Pacific Shore Holdings, Inc. $110,000 as a short-term non-interest bearing loan. During December 2016, the Company repaid Pacific Shore Holdings, Inc. $30,000 of the short-term loan and reimbursed $9,613 for expenses paid on the Company’s behalf. The Company also has a payable to Pacific Shores of $38,375 and a short-term loan payable of $80,000 at December 31, 2016.

During 2017 the Company borrowed from Pacific Shore Holdings, Inc. $173,500 as a short-term non-interest bearing loan. During 2017, the Company repaid Pacific Shore Holdings, Inc. $30,000 of the short-term loan and reimbursed $20,679 for expenses paid on the Company’s behalf. The Company also has a payable to Pacific Shores of $8,994 and a short-term loan payable of $207,000 at December 31, 2017.

The majority of the Company’s Board of Directors and Officers are also members of the Board of Directors and are Officers of the Company’s affiliate Pacific Shore Holdings, Inc. Pacific shore Holdings, Inc. also sells to the Company its Nature-Cide product for resale utilized by the cannabis cultivation segment of the industry.

NOTE 7 – Concentration of Credit Risks

Concentration of Major Customers

As of December 31, 2017, the Company’s trade accounts receivable was $755 from one customer.

For the year ended December 31, 2017 the Company received 34% of its revenue from two customers and for the year ended December 31, 2016 the Company received 94% of its revenue from three customers. As of December 31, 2017, the specific concentration was Customer A at 21%, Customer B at 13%. As of December 31, 2016, the specific concentration was Customer A at 44%, Customer B at 26% and Customer C at 24%.

Concentration of Supplier Risk

Therefore, there are no specific vendor dependencies which would result in a concentration risk.

34

Med-X, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

NOTE 8 – Common Stock

During 2017 the Company issued 656,061 shares of common stock at $.60 per share. 307,137 shares were issued under the Regulation A+ Offering. The Company received net proceeds of $167,712 from this offering. An additional 348,924 shares were issued under a private placement on or about October 1, 2017 at $.60 per share. The Company received net proceeds of $205,967 from this offering.

During 2016 the Company issued 2,009,580 shares of common stock at $.60 per share. 1,454,247 shares were issued under the Regulation A+ Offering commencing on or about February 8, 2016. The Company received net proceeds of $758,352 from this offering. An additional 555,333 shares were issued under a private placement on or about October 1, 2016. The Company received net proceeds of $332,000 from this offering.

In August of 2015 the Company filed with the Securities and Exchange Commission (SEC) Form 1-A to raise equity under Regulation A+. The share price was $.60 per share with a minimum investment of $420. In November 2015 the Company received a notice from the SEC qualifying the Company to raise capital under Regulation A+. In December 2015 the Company began a “Test the Waters” program through the crowdfunding portal StartEngine to gauge interest from potential investors. In February 2016 the Company began selling shares under Regulation A+ at $.60 per share.

NOTE 9 – Stock Options

On May 2, 2016, the Company adopted its 2016 Stock Incentive Plan (the “Plan”). The plan allows the Company to offer an option or a share purchase right to employee, director, consultant or a member of the board of directors. Under the Plan, the maximum number of shares that may be issued shall not exceeded 10,000,000 shares. During 2017 two employees previously granted options left the Company. They chose not to exercise their vested options. The term of the option shall not exceed 10 years from the date of grant. As of grant date 37.8% of the shares shall vest on the grant date, and enter remaining portion 62.2% of the shares subject to the option shall vest each quarterly thereafter per individual option grants. The grants were made to 13 employees, two independent directors and three consultants. The exercise price of the stock options is $0.60 per share for 3,030,000 of them and $0.66 per share for 1,000,000 of them. As of December 31, 2017 the grant date fair value of the option was $617,359 and the amount expensed during the year was $150,362. During 2017 115,000 options were forfeited and cancelled due to two employees leaving the Company and choosing to not exercise their options.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

(1) Risk-free interest rate - Risk-free interest rate was based on the US Treasury bond yield for a similar duration, as of the day of grant.

(2) Volatility - Volatility was based on the volatility of the Company, analyzed over historical weekly share prices for one year immediately prior to the day of grant.

(3) Dividend yield - Dividend yield was estimated by the Company based on its expected dividend policy over the contractual life of the options.

(4) Fair value of the ordinary shares - When estimating the fair value of the ordinary shares on the grant dates, management used the pricing in the most recent financing activities.

35

Med-X, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

The following is a summary of the Company’s stock option activity for the year ended December 31, 2017:

		Weighted
		Average	Aggregate
	Options	Exercise Price	Intrinsic
	Outstanding	Price	Value

Outstanding at December 31, 2016	4,145,000	$.61	$-
Granted	4,145,000	$0.61
Canceled	115,000	$.61
Exercised	-
Outstanding at December 31, 2017	4,030,000	$0.61
Exercisable at December 31, 2017	3,318,956	$0.61

The number and weighted average exercise prices of all options outstanding as of December 31, 2017, are as follows:

Options Outstanding
			Weighted
		Weighted	Average
	Number	Average	Remaining
	Outstanding	Exercise	Contractual Life
Exercise Price	31-Dec-17	Price	(Years)

$0.66	1,000,000	$0.66	3.3
$0.60	3,030,000	$0.60	8.3
	4,030,000	$0.61	6.9

36

Med-X, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

The number and weighted average exercise prices of all options exercisable as of December 31, 2017, are as follows:

Options Outstanding
			Weighted
		Weighted	Average
	Number	Average	Remaining
	Outstanding	Exercise	Contractual Life
Exercise Price	31-Dec-17	Price	(Years)

$0.66	1,000,000	$0.66	3.3
$0.60	3,030,000	$0.60	8.3
	4,030,000	$0.61	7.9

NOTE 10 – Warrants

During 2017 the Company issued 71,944 warrants under an Agreement with a third-party platform as part of its compensation for handling the Regulation A+ investor activity. During 2016 the Company issued 209,444 warrants under an Agreement with a third-party platform as part of its compensation for handling the Regulation A+ investor activity. The number of warrants were calculated based upon the number of investors during each period. The exercise price of the warrants is at $.60 per share which is the same as current Offering price. Since the warrants were issued in connection with raising equity there was no income statement impact of the issuance of the warrants as the entry to record the warrants at their fair value of $72,419 as of December 31, 2017 and $53,903 as of December 31, 2016, as a debit to Additional Paid in Capital with the credit offset to Additional Paid in Capital.

The fair value of the warrants was computed using the same assumptions described in Note 9. These warrants are plain vanilla warrants and are classified as equity as there is no reset or other provisions to affect their classifications.

NOTE 11 – Going Concern

The Company’s financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. In the years ended December 31, 2017 and 2016, the Company incurred net losses of $736,251 and $1,592,461, respectively. The Company has an accumulated deficit of $2,747,074 as of December 31, 2017. Continued losses may adversely affect the liquidity of the Company. Recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet depends on continued operations of the Company, which in turn depends on the Company’s ability to raise additional capital, obtain financing and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management devoted considerable effort during the year ended December 31, 2017 toward (i) obtaining additional equity capital (ii) controlling salaries and general and administrative expenses, (iii) management of accounts payable, (iv) evaluation of its distribution and marketing methods, and (v) increasing marketing and sales. In order to control general and administrative expenses, the Company has established internal financial controls in all areas, specifically in hiring and overhead cost. The Company has also established a hiring policy under which the Company will refrain from hiring additional employees unless approved by the Chief Executive Officer and Chief Financial Officer. Accounts payable are reviewed and approved or challenged on a daily basis. Senior management reviews the annual budget to ascertain and question any variance from plan, on a quarterly basis, and to anticipate and make adjustments as may be feasible.

37

Med-X, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

NOTE 12 – Legal Proceeding

As of the date of this Audit Report there are no pending legal proceedings.

NOTE 13- Other Events

The Company received a certified letter on September 22, 2016, dated September 16, 2016, from the Securities and Exchange Commission (“SEC”). The letter issued an Order Temporarily Suspending Exemption of the Company’s Regulation A+ Offering due to the Company not filing its 2015 Annual Report on Form 1-K by April 30, 2016. On September 19, 2016, the Company filed its 2015 Annual Report on Form 1-K and 2016 Semiannual Report on Form 1-SA with the SEC. The Company has requested the suspension be lifted and the offering be reinstated as the appropriate filings have been made by us and received by the SEC. The Company believed in good faith that its first report due to the SEC was the Semiannual Report on Form 1-SA due on September 30, 2016. The Company had a hearing with the SEC to have the temporary suspension order vacated. The hearing was initially scheduled for December 14, 2016. This hearing was subsequently rescheduled for mid-January 2017. On May 8, 2017 the SEC’s Administrative Law Judge issued an Initial Decision to lift the Order Temporarily Suspending Exemption of the Company’s Regulation A+ Offering. On June 30, 2017 the Company filed its amendment to the Regulation A+ Offering and was qualified by the SEC. On August 24, 2017 the SEC provided notice that the Initial Decision by the Administrative Law Judge was declared effective and the Temporary Suspension was vacated.

On December 15, 2017 the Company entered into an Agreement of Merger and Plan of Reorganization with Pacific Shore Holdings, Inc. The merger is anticipated to be finalized at the end of the first quarter of 2018 or early April 2018.

NOTE 14 – Subsequent Events

In January 2018 the Company repaid $200,000 and $7,000 in February 2018 to Pacific Shore Holdings, Inc. This paid in full the short term loan from Pacific Shore Holdings, Inc.

In February 2018, the Company loaned $225,000 to Pacific Shore Holdings, Inc. as a short term loan, and the Company loaned an additional $175,000 to Pacific Shore Holdings, Inc. as a short term loan in March 2018. These advances are planned to be eliminated upon the completion of the merger.

During March 2018 the Company entered into an Engagement Agreement with a broker-dealer to act as the Company’s exclusive financial advisor and placement agent as well as providing investment banking services.

As of the date of this report the Company has sold 632,954 common shares in its Regulation A+ Offering and 1,571,666 common shares in its private placement. The Company received net proceeds of $1,377,203 from this offering.

38

Med-X, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

NOTE 15- UNAUDITED PRO FORMA FINANCIAL INFORMATION

On December 15, 2017, Med-X, Inc. (Med-X”) and its shareholders entered into merger agreement, with Pacific Shores Holdings, Inc. (“PSH”) pursuant to which PSH shareholders would receive one share of Med-X common stock for exchange of two shares of PSH common stock. PSH shareholders have the option to receive Appraisal Rights if they do not consent.

The accompanying pro forma consolidated statements of operations present the accounts of Med-X and PSH. Med-X and PSH are entities under common control. Accordingly the combined pro forma information is presented at historical cost.

The accompanying pro forma consolidated statements of operations are for the years ended December 31, 2016 and 2017, as if the merger occurred on January 1, 2017 and January 1, 2016, for the purpose of the statements of operations, respectively. The accompanying pro forma consolidated balance sheet presents the accounts of Med-X and PSH as of December 31, 2017 as if the merger took place as of that date. These were derived from the audited financial statements of Med-X, Inc and PSH for the years ended December 31, 2017 and 2016.

The following adjustments would be required if the acquisition occurred and have been reflected in the pro forma information as indicated below:

A.	Issuance of approximately 55,150,000 shares of Med-X to the shareholders of PSH

B.	Cancellation of approximately 45,700,000 shares of Med-X owned by an Officer and 9,450,000 shares of Med-X owned by PSH

C.	Elimination of PSH’s capital accounts as result of recapitalization.

39

MED-X AND PACIFIC SHORE HOLDINGS, INC.

BALANCE SHEETS
December 31, 2017
(UNAUDITED)

	PSH 2017	Med-X 2017	Eliminations	Pro Forma 2017
ASSETS
Current Assets
Cash and cash equivalents	$54,425	$150,255	-	$204,680
Restricted cash	$-	12,241	-	12,241
Trade receivables	41,702	755	-	42,457
Other receivables	207,000	-	(207,000)	-
Inventory	545,695	6,337	-	552,032
Prepaid inventory	30,000	-	-	30,000
Lease deposit	75,736	-	-	75,736
Prepaid expenses	155	-	-	155
Prepaid taxes	-	-	-	-
Prepaid rent	9,430	-	-	9,430
Total Current Assets	964,143	169,588	(207,000)	926,731

Property and Equipment, Net	218,060	187,313		405,373

Other Assets

Trademark, Net	14,447	-	-	14,447
Miscellaneous investment	10,000	-	(10,000)	-
Total Other Assets	24,447	-	(10,000)	14,447
TOTAL ASSETS	$1,206,650	$356,901	$(217,000)	$1,346,551

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$624,754	$108,392	-	$733,146
Sales tax payable	28		-	28
Current portion settlement payable	120,000	-	-	120,000
Accrued payables	20,000		-	20,000
Accrued employee related payable	97,304		-	97,304
Short-term loan payable	-	207,000	(207,000)	-
Deferred revenue	-	3,735	-	3,735
Note payable	-	-	-	-
Line of credit	18,032	-	-	18,032
Current portion of long term note payable	19,365	-	-	19,365
Total Current Liabilities	899,483	319,127	(207,000)	1,011,610

Long Term Liabilities
Long term portion settlement payable	25,000	-	-	25,000
Long term note payable, net of current portion	49,944	-		49,944
Total Long Term Liabilities	74,944	-	-	74,944

Total Liabilities	974,427	319,127	(207,000)	1,086,554

Stockholders' Equity
Preferred stock (no par value; 10,000,000 shares authorized; (20,000 and 10,000 issued and outstanding)	-	-	-	-
Common stock (no par value; 300,000,000 shares authorized; (95,060,491 shares issued and outstanding)	11,539	95,060	(11,539)	95,060
Additional paid in capital	19,757,595	2,689,788	1,539	22,448,922
Retained earnings (deficit)	(19,536,911)	(2,747,074)	-	(22,283,985)
Total Stockholders' Equity	232,223	37,774	(10,000)	259,997

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,206,650	$356,901	$(217,000)	$1,346,551

40

MED-X, INC. AND PACIFIC SHORE HOLDINGS, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2017 AND 2016
(UNAUDITED)

	PSH 2017	Med-X 2017	Pro Forma 2017	PSH 2016	Med-X 2016	Pro Forma 2016

Sales	$589,840	$27,269	$617,109	$466,826	$16,255	$483,081
Cost of Goods Sold	407,475	7,752	415,227	343,853	2,274	346,127
Gross Profit	182,365	19,517	201,882	122,973	13,981	136,954

General and Administrative Expenses
Selling & Marketing Expenses	170,711	214,000	384,711	379,607	688,073	1,067,680
Research & Development	-	-	-	-	300	300
Personnel & Outside Services Expenses	1,440,042	216,797	1,656,839	1,865,581	393,159	2,258,740
Non-cash Compensation	-	150,362	150,362		351,553	351,553
General and Administrative Expenses	835,498	174,609	1,010,107	781,918	173,357	955,275
Total Operating Expenses	2,446,251	755,768	3,202,019	3,027,106	1,606,442	4,633,548

Income (Loss) from Operations	(2,263,886)	(736,251)	(3,000,137)	(2,904,133)	(1,592,461)	(4,496,594)

Other Income (Expense)
Interest Expense	57,767	-	57,767	9,589	-	9,589
Total Other Income (Expense)	57,767	-	57,767	9,589	-	9,589

Income (Loss) Before Income Taxes	(2,321,653)	(736,251)	(3,057,904)	(2,913,722)	(1,592,461)	(4,506,183)

Net Income (Loss)	$(2,321,653)	$(736,251)	$(3,057,904)	$(2,913,722)	$(1,592,461)	$(4,506,183)

Income (Loss) per Share ----	$(0.02)	$(0.01)	$(0.03)	$(0.03)	$(0.02)	$(0.05)
Basic and Fully Diluted
Weighted Average Shares Outstanding	113,051,092	94,526,767	94,526,767	108,665,452	93,482,461	93,482,461

41

PACIFIC SHORE HOLDINGS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders and the Board of Directors of

Pacific Shore Holdings, Inc.

Opinion on the financial statements

We audited the accompanying balance sheets of Pacific Shore Holdings, Inc. (“the Company”) as of December 31, 2017 and 2016, and the related statements of operations, stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2017 and the related notes (collectively referred to as “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements were prepared assuming the entity will continue as a going concern. As discussed in Note 10 to the financial statements, the entity has suffered recurring losses from operations and has accumulated deficit of $19,536,911 and $17,215,258 as of December 31, 2017 and 2016, respectively, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have served as the Company’s auditor since 2015.

Los Angeles, California

April 4, 2018

515 S. Flower Street, Suite 3600, Los Angeles, CA 90071 Telephone: (213) 626-2701 Fax: (866) 510-6726

Los Angeles • San Diego • San Francisco • Dallas • New York

43

PACIFIC SHORE HOLDINGS, INC.

BALANCE SHEETS
DECEMBER 31, 2017 AND DECEMBER 31, 2016

	2017	2016
ASSETS
Current Assets
Cash and cash equivalents	$54,425	$34,189
Trade receivables	41,702	97,845
Other receivables	207,000	80,000
Inventory	545,695	599,106
Prepaid inventory	30,000	30,000
Lease deposit	75,736	94,125
Prepaid expenses	155	662
Prepaid taxes	-	-
Prepaid rent	9,430	9,430
Total Current Assets	964,143	945,357

Property and Equipment, Net	218,060	290,056

Other Assets

Trademark, Net	14,447	15,875
Miscellaneous investment	10,000	10,000
Total Other Assets	24,447	25,875
TOTAL ASSETS	$1,206,650	$1,261,288

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$624,754	$656,037
Sales tax payable	28	54
Current portion settlement payable	120,000	-
Accrued payables	20,000	10,020
Accrued employee related payable	97,304	91,550
Note payable	-	-
Line of credit	18,032	33,317
Current portion of long term note payable	19,365	21,981
Total Current Liabilities	899,483	812,959

Long Term Liabilities
Current portion settlement payable	25,000	-
Long term note payable, net of current portion	49,944	67,347
Total Long Term Liabilities	74,944	67,347

Total Liabilities	974,427	880,306

Stockholders' Equity
Preferred stock (no par value; 10,000,000 shares authorized;
(20,000 and 10,000 issued and outstanding)	-	-
Common stock (no par value; 290,000,000 shares authorized;
(115,388,691 and 108,639,988 shares issued and outstanding)	11,539	10,864
Additional paid in capital	19,757,595	17,585,376
Retained earnings (deficit)	(19,536,911)	(17,215,258)
Total Stockholders' Equity	232,223	380,982

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,206,650	$1,261,288

The accompanying notes are an integral part of these financial statements

44

PACIFIC SHORE HOLDINGS, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016

Sales	$589,840	$466,826
Cost of Goods Sold	407,475	343,853
Gross Profit	182,365	122,973

General and Administrative Expenses

Selling & Marketing Expenses	170,711	379,607
Personnel & Outside Services Expenses	1,440,042	1,865,581
General and Administrative Expenses	835,498	781,918
Total Operating Expenses	2,446,251	3,027,106

Income (Loss) from Operations	(2,263,886)	(2,904,133)

Other Income (Expense)
Interest Expense	57,767	9,589
Total Other Income (Expense)	57,767	9,589

Income (Loss) Before Income Taxes	(2,321,653)	(2,913,722)

Net Income (Loss)	$(2,321,653)	$(2,913,722)

Income (Loss) per Share ----	$(0.02)	$(0.03)
Basic and Fully Diluted
Weighted Average Shares Outstanding	113,051,092	108,665,452

The accompanying notes are an integral part of these financial statements

45

PACIFIC SHORE HOLDINGS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2017 and 2016

						Retained
	Preferred	Preferred	Common	Common		Earnings/	Total
	Shares	Stock	Shares	Stock	APIC	(Deficit)	Equity

Balance at 12/31/15	10,000	-	108,674,988	10,864	15,121,772	(14,301,536)	831,100

Shares issued for cash	-	-	8,505,018	-	3,005,010	-	3,005,010

Offering Costs	-	-	-	-	(471,406)	-	(471,406)

Share repurchase	-	-	(35,000)	-	(70,000)	-	(70,000)

Share Cancellation	-	-	(8,505,018)	-	-	-	-

Net Loss	-	-	-	-	-	(2,913,722)	(2,913,722)

Balance at 12/31/16	10,000	-	108,639,988	10,864	17,585,376	(17,215,258)	380,982

Shares issued for cash	-	-	11,277,811	175	3,160,528	-	3,160,703

Shares Issued consideration	10,000		5,000,000	500	(500)	-	-

Offering Costs	-	-	-	-	(587,809)	-	(587,809)

Share repurchase	-	-	(400,000)	-	(200,000)		(200,000)

Share Cancellation	-	-	(9,129,108)	-	(200,000)	-	(200,000)

Net Loss	-	-	-	-	-	(2,321,653)	(2,321,653)

Balance at 12/31/17	20,000	-	115,388,691	11,539	19,757,595	(19,536,911)	232,223

The accompanying notes are an integral part of these financial statements

46

PACIFIC SHORE HOLDINGS, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016

Cash flows (used in) operating activities:
Net income (loss)	$(2,321,653)	$(2,911,942)
Adjustments to reconcile net income (loss) to net cash (used in) operating activities:
Depreciation and amortization	80,785	87,652
Changes in operating assests and liabilities:
Trade receivables	56,143	(39,171)
Prepaid expenses	-	-
Inventory	53,256	63,142
Prepaid inventory	-	18,736
Deposits	19,030	(486)
Accounts payable	(31,283)	215,433
Accrued expenses	155,000	8,560
Accrued employee salary and benefits	5,754	12,605
Lease payables	(13,023)	58,828
Sales tax payable	(26)	(100)
Net cash (used in) operating activities	(1,996,017)	(2,486,743)

Cash flows from investing activities:
Med-X receivable	(127,000)	(77,784)
Cash payments for the purchase of property	(7,360)	(125,362)
Net cash (used in) investing activities	(134,360)	(203,146)

Cash flows from financing activities:
Common stock issued for cash net of offering costs	2,372,894	2,463,601
Note payable	(200,000)	-
Principal payments on debt	(6,995)	22,156
Borrowing (repayment) of line of credit	(15,286)	67,441
Net cash provided by financing activities	2,150,613	2,553,198

Net increase (decrease) in cash and cash equivalents	20,236	(136,691)

Cash and cash equivalents at beginning of year	34,189	170,880

Cash and cash equivalents at end of year	$54,425	$34,189

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income Tax	$800	$800
Interest	$57,767	$9,589

The accompanying notes are an integral part of these financial statements

47

Pacific Shore Holdings, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

NOTE 1 - Nature of Operations

Organization and Description of Business

Pacific Shore Holdings, Inc. (“Pacific Shore” or the “Company”) was incorporated in the State of California on January 28, 2008. On January 1, 2011, pursuant to a Share Exchange Agreement (“Exchange Agreement”), Pacific Shore closed on a Reverse Merger with Green Shores Holding which in 2010 changed its name to Pacific Shore Holdings, Inc. (“PSHR”), a Delaware corporation, in exchange for the issuance of 84,500,000 newly-issued shares of PSHR common stock and becoming a wholly-owned subsidiary of PSHR. Additionally, pursuant to the Exchange Agreement, 11,281,884 shares of PSHR common stock were cancelled.

As of the time of the Reverse Merger, PSHR held no assets and was a non-operating public shell, in the development stage. Following the Reverse Merger, the Company is no longer in the development stage and operates through one operating segment engaged in the business of product development and distribution, marketing and other business services.

We manufacture and distribute two 100% natural essential oil products we own, Nature-Cide® (“Nature-Cide”) and Home Spa Shower Spray (“Home Spa Shower Spray”). The Home Spa Shower Spray is a 100% natural essential oil aroma therapy spray that gives any shower or bath a spa-like scent. Our Nature-Cide products have been tested in various regions across the United States with positive results by multiple pest control companies, hotel and motel operators, agricultural personnel for various pests, and fire department personnel for snake control. Extensive testing by us and an independent third party laboratory also indicates that our Nature-Cide products kill or deter a wide variety of pests, including but not limited to bed bugs, ants, fleas, ticks, cockroaches, crickets, and stink bugs, while repelling and or deterring various birds, rodents, and reptiles.

After years of research and development, in February 2014, we became a certified and licensed pest control applicator in California for agricultural commercial pest control. In July 2015, we received our pest control business main license and officially launched as a California licensed pest control company in Los Angeles, California. In 2016, we became licensed to maintain landscaping in residential and commercial settings and we expect that we will eventually attempt to obtain our applicator license which will specifically allow us to provide pest control services for both the exterior and interior of structures. Our pest management service is growing and is servicing numerous ranch style and upscale homes and properties in Los Angeles and Ventura Counties. Management’s intention is to franchise our Nature-Cide service division as the Nature-Cide brand matures in the pest control, janitorial, transportation, and hospitality arenas. In addition to developing our own products, we also currently own an exclusive worldwide license to sell a patented 100% natural therapeutic heating/cooling treatment pack called Thermal-Aid® (“Thermal-Aid”). Thermal-Aid is a microwaveable heat treatment pack that doubles as a cold therapy source to assist with reducing swelling and relieving pain.

48

Pacific Shore Holdings, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

NOTE 2 - Summary of Significant Accounting Policies

Principles of Reporting

This summary of significant accounting policies of Pacific Shore Holdings, Inc. is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowance for doubtful accounts, inventory valuation, the useful lives and recoverability of long-lived assets, stock-based compensation and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 605 “Revenue Recognition in Financial Statements” which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance. For e-commerce sales to individual customers, revenue is recognized when the goods are received by the customers. The Company does not grant unconditional right of return or any other concessions to the customers.

The Company had returns during 2017 and 2016 which were less than one percent of Gross Sales.

49

Pacific Shore Holdings, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts that are not subject to withdrawal restrictions or penalties, and certificates of deposit with original maturities of 90 days or less to be cash equivalents.

Inventory

Inventory consists mainly of components and finished goods which is valued at the lower of cost or market method. The Company uses the FIFO inventory costing method.

The Company considers historical demand and forecast in relation to the inventory on hand, market conditions and product life cycles when determining obsolescence and net realizable value. Provisions are made to reduce excess or obsolete inventories to their estimated net realizable values. Once established, write-downs are considered permanent adjustments to the cost basis of the excess or obsolete inventories.

There were no inventory reserves at December 31, 2017 or 2016.

Property and Equipment

Property and equipment are stated at cost. The Company depreciates the cost of property and equipment using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Years
Software and Website	5
Furniture and Equipment	3
Capital Leases - Vehicle	Life of the Lease
Leasehold Improvements	Life of the Lease

Expenditures for maintenance and repairs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

50

Pacific Shore Holdings, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

Offering Costs

Costs incurred in connection with raising capital by the issuance of preferred stock and common stock are recorded as contra equity and deducted from the capital raised.

Impairment of Long Lived Assets

FASB ASC Topic 360, “Property, Plant, and Equipment,” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. The Company tests long-lived assets, including property, plant and equipment and intangible assets subject to periodic amortization, for recoverability upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There was no impairment of long-lived assets in the years ended December 31, 2017 and 2016.

Fair Value of Financial Instruments

The Company follows FASB ASC Topic 820, “Fair Value Measurements and Disclosures” related to the accounting for financial assets and financial liabilities and items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually. This standard provides a single definition of fair value and a common framework for measuring fair value as well as new disclosure requirements for fair value measurements used in financial statements. Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs, and are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure fair value, the Company would use the most advantageous market, which is the market that the Company would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a fair value measurement.

51

Pacific Shore Holdings, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

The Company follows the FASB issued amendments to the accounting standards related to the measurement of liabilities that are routinely recognized or disclosed at fair value. This standard clarifies how a company should measure the fair value of liabilities, and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. The fair value accounting standard creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Company did not have any assets & liabilities to measure at fair value as of December 31, 2017 and 2016.

Stock Based Compensation

The Company records stock-based compensation as a charge to earnings net of the estimated impact of forfeited awards. As such, the Company recognizes stock-based compensation cost only for those stock-based awards that are estimated to ultimately vest over their requisite service period, based on the vesting provisions of the individual grants. The cumulative effect on current and prior periods of a change in the estimated forfeiture rate is recognized as compensation cost in earnings in the period of the revision.

52

Pacific Shore Holdings, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

Accounts Receivable

All accounts receivable are trade related. These receivables are current and management believes are collectible except for which a reserve has been provided. The balances of accounts receivable as of December 31, 2017 and 2016 were $41,702 and $97,845, respectively. The reserve amount for uncollectible accounts was zero as of December 31, 2017 and 2016, respectively.

The Company’s customer base is geographically dispersed. The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis.

Basic and Diluted Net Loss Per Share

Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were no dilutive securities at or during the years ended December 31, 2017 or 2016.

Reclassification

The 2016 financial statements were reclassified to conform to the 2017 presentation.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company does not anticipate that the adoption of this ASU will have a significant impact on its financial statements (“FS”).

53

Pacific Shore Holdings, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. ASU 2016-09, which amends several aspects of accounting for employee share based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, and classification in the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016, with early adoption permitted. The adoption of this ASU did not have a significant impact on the Company’s FS.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 supersedes the lease recognition requirements in ASC Topic 840, Leases (FAS 13). ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and quantitative disclosures. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the effect this standard will have on its FS.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This ASU is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2017. Early adoption is permitted. The Company does not anticipate that the adoption of this ASU will have a significant impact on its FS.

In October 2016, the FASB issued ASU No. 2016-16—Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU improves the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. For public business entities, the amendments in this update are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company does not anticipate that the adoption of this ASU will have a significant impact on its FS.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Company does not anticipate that the adoption of this ASU will have a significant impact on its FS.

54

Pacific Shore Holdings, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Company will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of adopting this standard on its FS.

Other recent accounting pronouncements issued by the FASB did not or are not believed by management to have a material impact on the Company’s present or future FS.

NOTE 3 – Property and Equipment

Property and equipment are summarized by major classifications as follows as of December 31, 2017 and 2016:

	2017	2016
Software and Website	$25,269	$22,019
Vehicles	76,954	76,954
Furniture and Equipment	225,525	221,415
Leasehold Improvements	174,605	174,605
	502,352	494,991
Less accumulated depreciation	(284,292)	(50,944)
	$218,060	$290,056

Depreciation for 2017 and 2016 was $79,357 and $86,224, respectively.

55

Pacific Shore Holdings, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

NOTE 4 – Income Taxes

The provision (benefit) for income taxes consists of the following components:

	2017	2016
Current	$-0-	$-0-
Deferred	-0-	-0-
	$-0-	$-0-

The effective income tax rate for the years ended December 31, 2017 and 2016 consisted of the following:

	2017	2016
Federal statutory income tax rate	(35.00)%	(35.00)%
State income taxes-net	(5.75)%	(5.75)%

Valuation allowance	40.75%	40.75%
Permanent difference	0.00%	0.00%
Net effective income tax rate	0.00%	0.00%

The Company’s total deferred tax asset, deferred tax liabilities, and deferred tax asset valuation allowance as of December 31 were as follows:

	2017	2016
Net operating loss carryforward	$5,226,148	$7,015,113
Less: valuation allowance	(5,226,148)	(7,015,113)

Net Deferred tax assets	-	-

The deferred tax asset was based upon a net operating loss carryforward of approximately $19,537,000 and $17,215,000 as of December 31, 2017 and 2016. Realization of the future tax benefits related to the deferred tax asset depends upon many factors, including the Company’s ability to generate future taxable income. Due to the uncertainty of future earnings, management is unable to predict whether the deferred tax asset will be realized and, accordingly, recorded a full valuation allowance against this asset. The Company has 20 years to utilize its net operating loss carryforward. The loss carryforward will begin to expire in 2029. The decrease in the gross deferred tax asset and the related valuation allowance in 2017 is due to the reduction in corporate income tax rate enacted in December 18, 2017 effective January 1, 2018.

56

Pacific Shore Holdings, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

The federal and state income tax returns of the Company for 2017 and 2016 are subject to examination by the Internal Revenue Service, generally for three years and State Franchise Tax Board for four years after they were filed.

The Company had no uncertain tax positions at December 31, 2017 or 2016.

NOTE 5 – Lease and Commitments

The Company conducts its operations from facilities located in Canoga Park, California that is leased under a five year expiring September 14, 2020. The lease is subject to an annual adjustment based upon an increase in the Consumer Price Index in the Los Angeles Area.

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2017.

Year	Amount

2018	$240,120
2019	$240,120
2020	$170,085

Rent expense in 2017 and 2016 was $235,453 and $209,168.

NOTE 6 – Related Party Transactions

During 2016 the Company loaned to Med-X, Inc. $110,000 as a short-term non-interest bearing loan. During December 2016, Med-X, Inc. repaid Pacific Shore Holdings, Inc. $30,000 of the short-term loan. The Company was reimbursed $9,613 for expenses paid on Med-X’s behalf. The Company also has a receivable from Med-X, Inc. of $38,375 and a short-term loan receivable of $80,000 at December 31, 2016.

During 2017 the Company loaned to Med-X, Inc. $173,500 as a short-term non-interest bearing loan. During 2017, the Med-X repaid Pacific Shore Holdings, Inc. $30,000 of the short-term loan and was reimbursed $20,679 for expenses paid on Med-X’s behalf. The Company also has a receivable from Med-X, Inc. of $8,994 and a short-term loan receivable of $207,000 at December 31, 2017.

The majority of the Company’s Board of Directors and Officers are also members of the Board of Directors and are Officers of the Company’s affiliate Med-X, Inc.

57

Pacific Shore Holdings, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

NOTE 7 – Concentration of Credit Risks

Concentration of Major Customers

As of December 31, 2017, the Company’s trade accounts receivables from four customers represented approximately 72% of its accounts receivable. The specific concentration was Customer A at 29%, Customer B at 22% Customer C at 11% and Customer D at 10%. As of December 31, 2016, the Company’s trade accounts receivables from two customers represented approximately 64% of its accounts receivable. The specific concentration was Customer A at 39% and Customer B at 25%.

For the year ended December 31, 2017 the Company received 76% of its revenue from three customers and for the year ended December 31, 2016 the Company received 51% of its revenue from two customers. For the year ended December 31, 2017, the specific concentration was Customer A at 34%, Customer B at 27% and Customer C at 15%. For the year ended December 31, 2016, the specific concentration was Customer A at 27% and Customer B at 24%.

Concentration of Supplier Risk

The Company uses single supplier relationships for its raw materials purchases and filling capacity, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected. The Company had three vendors that accounted for 91% of purchases during the year ended December 31, 2017 for operations. Specific concentrations were Vendor A at 49%, Vendor B at 31% and Vendor C at 11%. The Company had two vendors that accounted for 88% of purchases during the year ended December 31, 2016 related to operations. Specific concentrations were Vendor A at 66% and Vendor B at 22%. If significant suppliers become unable or unwilling to provide inventory in a timely manner, the Company believes that other suppliers are available to provide similar inventory at comparable prices.

NOTE 8 – Notes Payable

As of December 31, 2017, $69,309 was due to two creditors for the finance of two Company owned vehicles in addition to warehouse equipment. Payments on these two loans and warehouse equipment during 2017 were $29,087. As of December 31, 2016, the balance due was $89,328. Payments on the loan were $28,118 during the year ended December 31, 2016. Amounts were classified between current and long term liabilities as follows as of December 31, 2017 and 2016:

	2017	2016
Current portion of note payable	$19,365	$21,981
Long term portion of note payable	49,944	67,347
Total notes payable	$69,309	$89,328

58

Pacific Shore Holdings, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

NOTE 9 – Common Stock

During 2017 the Company issued 5,000,000 shares of common stock to its Founder, President & CEO for services. In addition, the Company issued 11,277,811 shares of common stock at $1.00 per share, under a private placement offered by the Company on or before March 27, 2017. As part of this offering the Founder, President & CEO cancelled 9,129,108 of his shares of common stock. During 2017 the Company repurchased 400,000 shares of common stock at $0.50 per share as a settlement with a former shareholder.

During 2016 the Company issued 8,505,018 shares of common stock at $1.00 per share, under a private placement offered by the Company on or before June 1, 2016. As part of this offering the Founder, President & CEO cancelled 8,505,018 of his shares of common stock. During 2016 the Company repurchased 35,000 shares of common stock at $1.00 per share.

NOTE 10 – Going Concern

The Company’s financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. In the years ended December 31, 2017 and 2016, the Company incurred net losses of $2,321,653 and $2,911,942, respectively. The Company has an accumulated deficit of $19,536,911 as of December 31, 2017. The continuing losses have adversely affected the liquidity of the Company. In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet depends on continued operations of the Company, which in turn depends on the Company’s ability to raise additional capital, obtain financing and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management devoted considerable effort during the years ended December 31, 2017 and 2016, toward (i) obtaining additional equity capital (ii) controlling salaries and general and administrative expenses, (iii) management of accounts payable, (iv) evaluation of its distribution and marketing methods, and (v) increasing marketing and sales. In order to control general and administrative expenses, the Company has established internal financial controls in all areas, specifically in hiring and overhead cost. The Company has also established a hiring policy under which the Company will refrain from hiring additional employees unless approved by the Chief Executive Officer and Chief Financial Officer. Accounts Payable are reviewed and approved or challenged on a daily basis. Senior management reviews the annual budget to ascertain and question any variance from plan, on a quarterly basis, and to anticipate and make adjustments as may be feasible.

59

Pacific Shore Holdings, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

NOTE 11 – Patents and Trademarks

Mr. Matt Mills, President & CEO, is the owner of United States Patent Nos. 7,179,280 (February 20, 2007), 7,182,777 (February 27, 2007), and D525,365 (July 18, 2006) for Thermal-Aid, a microwaveable heat treatment pack that doubles as a cold therapy source to assist with reducing swelling and relieving pain (the “Technology”). Mr. Mills granted the Company an exclusive license to use the Technology in consideration for 4,605,337 shares of the Company’s Common Stock in accordance with the License Agreement. This technology had a cost basis of zero and no value is carried by the Company due to the related party nature of this transaction.

Additional legal fees incurred to maintain the trademark were capitalized in accordance with current accounting guidance. The trademark is amortized over a 17 year term with $1,427 expensed in 2017 and $5,405 in 2016. The trademark is also routinely evaluated for impairment. The Company has determined that no impairment adjustment was necessary as of December 31, 2017 and 2016.

NOTE 12 – Legal Proceeding

On April 16, 2015 an individual shareholder filed a complaint against the Company, its directors and certain employees. The Company defended the matter and in May 2017 the matter was resolved prior to trial via a settlement for $25,000 paid on May 1, 2017, $220,000 payable in 22 monthly installments of $10,000 commencing June 1, until March 1, 2019 and $5,000 on April 1, 2019. The present value of the total legal settlement of $225,000 was recorded as legal expense. The imputed interest used in the calculation is 12%. The classification of the balance as of December 31, 2017 is as follows:

2017
Legal settlement payable - current	$120,000
Legal settlement payable- non current	$25,000

In 2013 the Company entered into a dispute with one of its vendors. The vendor filed a Complaint and Application for Writ of Attachment Federal Court, California Central District. The complaint was dismissed by the Court in April 2014. The vendor continued to pursue the matter via arbitration in Hong Kong with the Company vigorously defending its position. After several years of proceeding through the arbitration process it appears the vendor has abandoned pursuing the arbitration. The Company discovered the vendor has gone into receivership. The Company believes that due to the abandonment of arbitration by the vendor along with receivership, that there is no threat of liability.

60

Pacific Shore Holdings, Inc.

December 31, 2017 and 2016

Notes to Financial Statements

NOTE 13- Other Events

On December 15, 2017 the Company entered into an Agreement of Merger and Plan of Reorganization with Med-X, Inc. Both entities are under common control. The merger is anticipated to be finalized at the end of the first quarter of 2018 or early April 2018.

NOTE 14 – Subsequent Events

In January 2018 the Company received a payment of $200,000 and $7.000 in February 2018 from Med-X, Inc. Thus, the short term loan from Med-X, Inc. is paid in full.

In February 2018, the Company borrowed $225,000 from Med-X, Inc. as a short term loan, and in March 2018 the Company received an additional $175,000 from Med-X, Inc. as a short term loan. These advances are planned to be eliminated upon the completion of the merger.

NOTE 15- UNAUDITED PRO FORMA FINANCIAL INFORMATION

On December 15, 2017, Med-X, Inc. (Med-X”) and its shareholders entered into merger agreement, with Pacific Shores Holdings, Inc. (“PSH”) pursuant to which PSH shareholders would receive one share of Med-X common stock for exchange of two shares of PSH common stock. PSH shareholders have the option to receive Appraisal Rights if they do not consent.

The accompanying pro forma consolidated statements of operations present the accounts of Med-X and PSH. Med-X and PSH are entities under common control. Accordingly the combined pro forma information is presented at historical cost.

The accompanying pro forma consolidated statements of operations are for the years ended December 31, 2016 and 2017, as if the merger occurred on January 1, 2017 and January 1, 2016, for the purpose of the statements of operations, respectively. The accompanying pro forma consolidated balance sheet presents the accounts of Med-X and PSH as of December 31, 2017 as if the merger took place as of that date. These were derived from the audited financial statements of Med-X, Inc and PSH for the years ended December 31, 2017 and 2016.

The following adjustments would be required if the acquisition occurred and have been reflected in the pro forma information as indicated below:

A.	Issuance of approximately 55,150,000 shares of Med-X to the shareholders of PSH

B.	Cancellation of approximately 45,700,000 shares of Med-X owned by an Officer and 9,450,000 shares of Med-X owned by PSH

C.	Elimination of PSH’s capital accounts as result of recapitalization.

61

MED-X AND PACIFIC SHORE HOLDINGS, INC.

BALANCE SHEETS
December 31, 2017
(UNAUDITED)

	PSH 2017	Med-X 2017	Eliminations	Pro Forma 2017
ASSETS
Current Assets
Cash and cash equivalents	$54,425	$150,255	-	$204,680
Restricted cash	$-	12,241	-	12,241
Trade receivables	41,702	755	-	42,457
Other receivables	207,000	-	(207,000)	-
Inventory	545,695	6,337	-	552,032
Prepaid inventory	30,000	-	-	30,000
Lease deposit	75,736	-	-	75,736
Prepaid expenses	155	-	-	155
Prepaid taxes	-	-	-	-
Prepaid rent	9,430	-	-	9,430
Total Current Assets	964,143	169,588	(207,000)	926,731

Property and Equipment, Net	218,060	187,313		405,373

Other Assets

Trademark, Net	14,447	-	-	14,447
Miscellaneous investment	10,000	-	(10,000)	-
Total Other Assets	24,447	-	(10,000)	14,447
TOTAL ASSETS	$1,206,650	$356,901	$(217,000)	$1,346,551

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$624,754	$108,392	-	$733,146
Sales tax payable	28		-	28
Current portion settlement payable	120,000	-	-	120,000
Accrued payables	20,000		-	20,000
Accrued employee related payable	97,304		-	97,304
Short-term loan payable	-	207,000	(207,000)	-
Deferred revenue	-	3,735	-	3,735
Note payable	-	-	-	-
Line of credit	18,032	-	-	18,032
Current portion of long term note payable	19,365	-	-	19,365
Total Current Liabilities	899,483	319,127	(207,000)	1,011,610

Long Term Liabilities
Long term portion settlement payable	25,000	-	-	25,000
Long term note payable, net of current portion	49,944	-		49,944
Total Long Term Liabilities	74,944	-	-	74,944

Total Liabilities	974,427	319,127	(207,000)	1,086,554

Stockholders' Equity
Preferred stock (no par value; 10,000,000 shares authorized; (20,000 and 10,000 issued and outstanding)	-	-	-	-
Common stock (no par value; 300,000,000 shares authorized; (95,060,491 shares issued and outstanding)	11,539	95,060	(11,539)	95,060
Additional paid in capital	19,757,595	2,689,788	1,539	22,448,922
Retained earnings (deficit)	(19,536,911)	(2,747,074)	-	(22,283,985)
Total Stockholders' Equity	232,223	37,774	(10,000)	259,997

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,206,650	$356,901	$(217,000)	$1,346,551

62

MED-X, INC. AND PACIFIC SHORE HOLDINGS, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2017 AND 2016
(UNAUDITED)

	PSH 2017	Med-X 2017	Pro Forma 2017	PSH 2016	Med-X 2016	Pro Forma 2016

Sales	$589,840	$27,269	$617,109	$466,826	$16,255	$483,081
Cost of Goods Sold	407,475	7,752	415,227	343,853	2,274	346,127
Gross Profit	182,365	19,517	201,882	122,973	13,981	136,954

General and Administrative Expenses

Selling & Marketing Expenses	170,711	214,000	384,711	379,607	688,073	1,067,680
Research & Development	-	-	-	-	300	300
Personnel & Outside Services Expenses	1,440,042	216,797	1,656,839	1,865,581	393,159	2,258,740
Non-cash Compensation	-	150,362	150,362		351,553	351,553
General and Administrative Expenses	835,498	174,609	1,010,107	781,918	173,357	955,275
Total Operating Expenses	2,446,251	755,768	3,202,019	3,027,106	1,606,442	4,633,548

Income (Loss) from Operations	(2,263,886)	(736,251)	(3,000,137)	(2,904,133)	(1,592,461)	(4,496,594)

Other Income (Expense)
Interest Expense	57,767	-	57,767	9,589	-	9,589
Total Other Income (Expense)	57,767	-	57,767	9,589	-	9,589

Income (Loss) Before Income Taxes	(2,321,653)	(736,251)	(3,057,904)	(2,913,722)	(1,592,461)	(4,506,183)

Net Income (Loss)	$(2,321,653)	$(736,251)	$(3,057,904)	$(2,913,722)	$(1,592,461)	$(4,506,183)

Income (Loss) per Share ----	$(0.02)	$(0.01)	$(0.03)	$(0.03)	$(0.02)	$(0.05)
Basic and Fully Diluted
Weighted Average Shares Outstanding	113,051,092	94,526,767	94,526,767	108,665,452	93,482,461	93,482,461

63

PRO FORMA FINANCIAL STATEMENTS OF MED-X AND PSH

UNAUDITED AS OF DECEMBER 31, 2017

64

MED-X AND PACIFIC SHORE HOLDINGS, INC.

BALANCE SHEETS
December 31, 2017
(UNAUDITED)

	PSH 2017	Med-X 2017	Eliminations	Pro Forma 2017
ASSETS
Current Assets
Cash and cash equivalents	$54,425	$150,255	-	$204,680
Restricted cash	$-	12,241	-	12,241
Trade receivables	41,702	755	-	42,457
Other receivables	207,000	-	(207,000)	-
Inventory	545,695	6,337	-	552,032
Prepaid inventory	30,000	-	-	30,000
Lease deposit	75,736	-	-	75,736
Prepaid expenses	155	-	-	155
Prepaid taxes	-	-	-	-
Prepaid rent	9,430	-	-	9,430
Total Current Assets	964,143	169,588	(207,000)	926,731

Property and Equipment, Net	218,060	187,313		405,373

Other Assets

Trademark, Net	14,447	-	-	14,447
Miscellaneous investment	10,000	-	(10,000)	-
Total Other Assets	24,447	-	(10,000)	14,447
TOTAL ASSETS	$1,206,650	$356,901	$(217,000)	$1,346,551

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$624,754	$108,392	-	$733,146
Sales tax payable	28		-	28
Current portion settlement payable	120,000	-	-	120,000
Accrued payables	20,000		-	20,000
Accrued employee related payable	97,304		-	97,304
Short-term loan payable	-	207,000	(207,000)	-
Deferred revenue	-	3,735	-	3,735
Note payable	-	-	-	-
Line of credit	18,032	-	-	18,032
Current portion of long term note payable	19,365	-	-	19,365
Total Current Liabilities	899,483	319,127	(207,000)	1,011,610

Long Term Liabilities
Long term portion settlement payable	25,000	-	-	25,000
Long term note payable, net of current portion	49,944	-		49,944
Total Long Term Liabilities	74,944	-	-	74,944

Total Liabilities	974,427	319,127	(207,000)	1,086,554

Stockholders' Equity
Preferred stock (no par value; 10,000,000 shares authorized; (20,000 and 10,000 issued and outstanding)	-	-	-	-
Common stock (no par value; 300,000,000 shares authorized; (95,060,491 shares issued and outstanding)	11,539	95,060	(11,539)	95,060
Additional paid in capital	19,757,595	2,689,788	1,539	22,448,922
Retained earnings (deficit)	(19,536,911)	(2,747,074)	-	(22,283,985)
Total Stockholders' Equity	232,223	37,774	(10,000)	259,997

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,206,650	$356,901	$(217,000)	$1,346,551

65

MED-X, INC. AND PACIFIC SHORE HOLDINGS, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2017 AND 2016
(UNAUDITED)

	PSH 2017	Med-X 2017	Pro Forma 2017	PSH 2016	Med-X 2016	Pro Forma 2016

Sales	$589,840	$27,269	$617,109	$466,826	$16,255	$483,081
Cost of Goods Sold	407,475	7,752	415,227	343,853	2,274	346,127
Gross Profit	182,365	19,517	201,882	122,973	13,981	136,954

General and Administrative Expenses

Selling & Marketing Expenses	170,711	214,000	384,711	379,607	688,073	1,067,680
Research & Development	-	-	-	-	300	300
Personnel & Outside Services Expenses	1,440,042	216,797	1,656,839	1,865,581	393,159	2,258,740
Non-cash Compensation	-	150,362	150,362		351,553	351,553
General and Administrative Expenses	835,498	174,609	1,010,107	781,918	173,357	955,275
Total Operating Expenses	2,446,251	755,768	3,202,019	3,027,106	1,606,442	4,633,548

Income (Loss) from Operations	(2,263,886)	(736,251)	(3,000,137)	(2,904,133)	(1,592,461)	(4,496,594)

Other Income (Expense)
Interest Expense	57,767	-	57,767	9,589	-	9,589
Total Other Income (Expense)	57,767	-	57,767	9,589	-	9,589

Income (Loss) Before Income Taxes	(2,321,653)	(736,251)	(3,057,904)	(2,913,722)	(1,592,461)	(4,506,183)

Net Income (Loss)	$(2,321,653)	$(736,251)	$(3,057,904)	$(2,913,722)	$(1,592,461)	$(4,506,183)

Income (Loss) per Share ----	$(0.02)	$(0.01)	$(0.03)	$(0.03)	$(0.02)	$(0.05)
Basic and Fully Diluted
Weighted Average Shares Outstanding	113,051,092	94,526,767	94,526,767	108,665,452	93,482,461	93,482,461

66